Exhibit 99.1

BROOKFIELD RESIDENTIAL PROPERTIES INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Registered Address

Brookfield Residential Properties Inc. (“Brookfield Residential”)

181 Bay Street, Suite 300

Toronto, Ontario

M5J 2T3

Head Office

Brookfield Residential Properties Inc.

4906 Richard Road S.W.

Calgary, Alberta

T3E 6L1

1.2	Executive Officer

The following is the name and business telephone number of an executive officer of Brookfield Residential who is knowledgeable about the acquisition described in this Report:

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Tel: (212) 417-7040

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On March 31, 2011, Brookfield Residential, Brookfield Homes Corporation (“Brookfield Homes”) and Brookfield Properties Corporation (“Brookfield Office Properties”) completed the previously-announced transactions (the “Transactions”) contemplated by the agreement and plan of merger and contribution dated as of October 4, 2010 (the “Merger Agreement”), which resulted in the combination of Brookfield Homes and the North American residential land and housing division of Brookfield Office Properties (“BPO Residential”) into Brookfield Residential.

Prior to the completion of the Transactions:

(a)

Brookfield Homes operated as a land developer and home builder that operated through local business units responsible for projects in their geographic areas. Through the activities of its operating subsidiaries,

Brookfield Homes entitled and developed land for its own communities and sold lots to third parties. Brookfield Homes also designed, constructed, and marketed single-family and multi-family homes primarily to move-up homebuyers. Brookfield Homes’ operations were focused primarily in the following markets: Northern California (San Francisco Bay Area and Sacramento); Southland/Los Angeles; San Diego/Riverside; and Washington, D.C.; and

(b)	BPO Residential operated as a residential land developer and home builder in Alberta and Ontario in Canada, and Colorado and Texas in the United States. These business units primarily entitled and developed land in master-planned communities and then sold developed lots to other homebuilders. In addition, the Alberta and Ontario operations also designed, constructed and marketed single-family and multi-family homes primarily to first-time and move-up homebuyers.

Brookfield Residential will continue the respective businesses of Brookfield Homes and BPO Residential going forward.

The Merger Agreement can be found under Brookfield Residential’s profile on the SEDAR website at www.sedar.com. In addition, the proxy statement/prospectus of Brookfield Homes dated February 21, 2011 prepared in connection with the special meeting of stockholders of Brookfield Homes held on March 25, 2011 in respect of the Transactions (the “Proxy Statement”) is filed under Brookfield Homes’ profile on the SEDAR website at www.sedar.com.

2.2	Date of Acquisition

March 31, 2011

2.3	Consideration

Pursuant to the Merger Agreement and as part of the Transactions, Brookfield Homes merged with and into BR Acquisition Corp., a wholly owed subsidiary of Brookfield Residential, to become a wholly owned subsidiary of Brookfield Residential. Each outstanding share of Brookfield Homes common stock, other than Brookfield Homes shares held by Brookfield Residential, was converted into the right to receive 0.764900530 of a common share of Brookfield Residential, plus a cash amount in lieu of fractional shares, and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of Brookfield Residential 8% convertible preferred shares.

In addition, pursuant to the Merger Agreement and as part of the Transactions, Brookfield Office Properties contributed to Brookfield Residential all of the outstanding equity interests in the subsidiaries owning all of the assets, liabilities and obligations of BPO Residential in exchange for: (i) two unsecured promissory notes – a senior note in an aggregate principal amount of Cdn.$265 million and a junior subordinated note in an aggregate principal amount of Cdn.$215 million; and (ii) 51.5 million common shares of Brookfield Residential, representing in the aggregate approximately 50.7% of the outstanding common shares of Brookfield Residential outstanding immediately upon closing of the Transactions.

For a detailed description of the consideration received pursuant to the Transactions, see “The Merger and Contribution Agreement – Consideration to be Received Pursuant to the Transactions” in the Proxy Statement, which is available under Brookfield Homes’ profile on the SEDAR website at www.sedar.com.

2.4	Effect on Financial Position

The effect of the Transactions on Brookfield Residential’s financial position is outlined in the unaudited pro forma combined condensed financial statements of Brookfield Residential included in Appendix A to this Report. These statements combine the historical consolidated balance sheets and statements of operations of BPO Residential and Brookfield Homes. U.S. generally accepted accounting principles (“U.S. GAAP”) require that combinations of entities under common control be accounted for at the carrying amounts in the accounts of the combining entities, in a manner similar to a pooling of interests. Accordingly, BPO Residential’s and Brookfield Homes’ assets and liabilities have been combined at their respective carrying amounts. The unaudited pro forma combined condensed statement of operations assumes the transactions were effected on January 1, 2008. The unaudited pro forma combined condensed balance sheet gives effect to the transactions as if they had occurred on December 31, 2010.

Readers should note that BPO Residential’s financial data contained herein is prepared in accordance with U.S. GAAP and may differ materially from Brookfield Office Properties’ publicly disclosed information, which is prepared in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards. The unaudited pro forma combined condensed financial statements of Brookfield Residential are included in this Report to assist in an analysis of Brookfield Residential’s business and operations and are not necessarily indicative of results expected in future periods.

In addition, upon closing of the Transactions, Ian Cockwell, Bruce Lehman, Patricia Newson, Alan Norris, Timothy Price, David Sherman, Robert Stelzl and Michael Young were appointed to Brookfield Residential’s board of directors. Mr. Stelzl was also appointed to serve as the Chairman of the board of directors and Mr. Cockwell was appointed as Executive Vice Chairman. In addition, Alan Norris was appointed as President and Chief Executive Officer and Craig Laurie was appointed as Executive Vice President and Chief Financial Officer of Brookfield Residential.

2.5	Prior Valuations

No valuation required by securities legislation or a Canadian exchange or market was obtained by Brookfield Residential, Brookfield Homes or Brookfield Office Properties within the last 12 months to support the consideration paid in respect of the Transaction.

A special committee of independent directors of Brookfield Homes retained Wells Fargo Securities to provide its opinion as to the fairness, from a financial point of view, to the holders (other than Brookfield Residential and its affiliates) of shares of Brookfield Homes common stock of the exchange ratio to be paid to such holders pursuant to the Merger Agreement (the “Fairness Opinion”). The Fairness Opinion states that, as of October 4, 2010, and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells Fargo Securities in connection with the Fairness Opinion, the experience of its investment bankers and other factors it deemed relevant, the exchange ratio to be paid pursuant to the Merger Agreement to the holders (other than Brookfield Residential and its affiliates) of shares of Brookfield Homes common stock was fair from a financial point of view to such holders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Annex D to the Proxy Statement, which is available under Brookfield Home’s profile on the SEDAR website at www.sedar.com. Readers should read the Fairness Opinion in its entirety. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion.

2.6	Parties to Transaction

Other than as set forth below, no informed person, associate or affiliate of Brookfield Residential, as those terms are defined under applicable securities legislation, was a party to the Transactions:

(a)	Brookfield Asset Management Inc. (“Brookfield Asset Management”) was, prior to the completion of the Transactions, the sole shareholder of Brookfield Residential and the majority beneficial shareholder of both Brookfield Homes and Brookfield Office Properties. Therefore, Brookfield Asset Management, Brookfield Residential, Brookfield Homes and Brookfield Office Properties are considered “affiliates” of one another under applicable Canadian securities laws.

(b)	Upon completion of the Transactions, certain Brookfield Homes’ executive officers became officers of Brookfield Residential. Ian Cockwell, the President and Chief Executive Officer of Brookfield Homes and Craig J. Laurie, the Executive Vice President and Chief Financial Officer of Brookfield Homes became Executive Vice Chairman and Executive Vice President and Chief Financial Officer, respectively, of Brookfield Residential. In addition the following directors of Brookfield Homes became directors of Brookfield Residential upon completion of the Transactions: Ian G. Cockwell, Bruce Lehman, Alan Norris, Timothy Price, David Sherman, Robert Stelzl and Michael Young.

(c)	In addition, certain of the directors of Brookfield Residential also serve as executive officers and/or directors of its affiliates, outlined as follows:

(i)	Timothy Price is a senior advisor to Brookfield Asset Management; and

(ii)	Robert Stelzl is an independent director of Brookfield Office Properties.

For further information regarding the interests of the aforementioned parties with respect to the Transactions, see “The Transactions – Interests of Brookfield Asset Management and of Brookfield Homes’ Directors and Executive Officers in the Transactions” in the Proxy Statement, which is available under Brookfield Homes’ profile on the SEDAR website at www.sedar.com.

2.7	Date of Report

May 10, 2011

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are attached as Appendix A to this Report and included as part of this Report:

(a)	audited consolidated balance sheets of Brookfield Residential and its subsidiary as at December 31, 2010 and December 31, 2009 and related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2010, together with the notes thereto;

(b)	audited consolidated balance sheets of Brookfield Homes and its subsidiaries as at December 31, 2010 and December 31, 2009 and related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2010, together with the notes thereto;

(c)	audited carve-out balance sheets of BPO Residential as at December 31, 2010 and December 31, 2009 and related carve-out statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2010, together with the notes thereto; and

(d)	the unaudited pro forma combined condensed balance sheet of Brookfield Residential as at December 31, 2010 and the unaudited pro forma combined condensed statements of operations of Brookfield Residential for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, together with the notes thereto.

Brookfield Residential has not requested or received the consent of the auditors to include the auditors’ reports in this Report.

APPENDIX A

FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

BROOKFIELD RESIDENTIAL PROPERTIES INC.

(formerly known as Brookfield BHS Holdings Inc. and 1831174 Ontario Inc.)

CONSOLIDATED BALANCE SHEETS

		As at December 31
	Note	2010	2009
		(All dollar amounts are in thousands of U.S. dollars)
ASSETS
Housing and land inventory	2	$801,409	$835,263
Investments in unconsolidated entities	3	124,369	92,477
Receivables and other assets	4	24,826	61,744
Restricted cash	5	7,366	7,485
Deferred income taxes	8	32,631	40,112

		$990,601	$1,037,081

LIABILITIES AND EQUITY
Project specific and other financings	6	$331,794	$381,567
Accounts payable and other liabilities	7	125,342	122,190

Total liabilities		457,136	503,757

Other interests in consolidated subsidiaries	10	42,461	47,011

Commitments, contingent liabilities and other	14	—	—
Common stock — unlimited shares authorized, 53,808,461 shares issued and outstanding	11	159,823	151,894
Retained earnings		237,507	234,766
Noncontrolling interest	10	93,674	99,653

Total equity		491,004	486,313

		$990,601	$1,037,081

See accompanying notes to financial statements

BROOKFIELD RESIDENTIAL PROPERTIES INC.

(formerly known as Brookfield BHS Holdings Inc. and 1831174 Ontario Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

			Years Ended December 31
	Note		2010	2009	2008
			(All dollar amounts are in thousands of U.S. dollars)
Revenue
Housing			$292,095	$339,625	$415,311
Land			46,771	36,355	33,692

			338,866	375,980	449,003
Direct Cost of Sales
Housing			(243,301)	(294,493)	(363,038)
Land			(40,686)	(59,308)	(53,057)
Impairment of housing and land inventory and write-off of option deposits	2		—	(23,963)	(115,124)

			54,879	(1,784)	(82,216)
Selling, general and administrative expense			(55,585)	(52,339)	(69,498)
(Loss) / equity in earnings from unconsolidated entities	3		(192)	1,331	3,302
Impairment of investments in unconsolidated entities	3		—	(12,995)	(37,863)
Other income / (expense)	10, 14	(e)	8,055	13,191	(17,823)

Income / (Loss) Before Income Taxes			7,157	(52,596)	(204,098)
Income tax (expense) / recovery	8		(3,706)	20,134	70,861

Net Income / (Loss)			3,451	(32,462)	(133,237)
Net income / (loss) attributable to noncontrolling interest and other interests in consolidated subsidiaries	10		710	(15,714)	(65,984)

Net Income / (Loss) Attributable to Brookfield Residential Properties Inc.			$2,741	$(16,748)	$(67,253)

Earnings / (Loss) Per Share attributable to Brookfield Residential Properties Inc. common stockholders — Basic and Diluted	12		$0.05	$(0.31)	$(1.25)

See accompanying notes to financial statements

BROOKFIELD RESIDENTIAL PROPERTIES INC.

(formerly known as Brookfield BHS Holdings Inc. and 1831174 Ontario Inc.)

CONSOLIDATED STATEMENTS OF EQUITY

		Years Ended December 31
	Note	2010	2009	2008
		(All dollar amounts are in thousands of U.S. dollars)
Common Stock
Opening balance		$151,894	$(100,486)	$(98,570)
Increase / (reduction) in investment		7,929	252,380	(1,916)

Ending balance		159,823	151,894	(100,486)

Retained Earnings
Opening balance		234,766	251,514	318,767
Net income / (loss) attributable to Brookfield Residential Properties Inc.		2,741	(16,748)	(67,253)
Ending balance		237,507	234,766	251,514

Total Brookfield Residential Properties Inc. stockholders’ equity		$397,330	$386,660	$151,028

Noncontrolling Interest
Opening balance		$99,653	$111,491	$161,201
Net income / (loss) attributable to noncontrolling interest		554	(11,399)	(48,362)
Reduction in investment		(6,804)	(5,305)	(2,487)
Contributions		271	4,866	1,139

Ending balance		$93,674	$99,653	$111,491

Total Equity		$491,004	$486,313	$262,519

See accompanying notes to financial statements

BROOKFIELD RESIDENTIAL PROPERTIES INC.

(formerly known as Brookfield BHS Holdings Inc. and 1831174 Ontario Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2010	2009	2008
	(All dollar amounts are in thousands of U.S. dollars)
Cash Flows From / (Used in) Operating Activities
Net income / (loss)	$3,451	$(32,462)	$(133,237)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Distributed / (undistributed) income from unconsolidated entities	204	(1,091)	(1,902)
Deferred income taxes	7,481	19,326	(3,495)
Impairment of housing and land inventory and write-off of option deposits	—	23,963	115,124
Impairment of investments in unconsolidated entities	—	12,995	37,863
Stock option compensation costs	1,105	675	—
Other changes in operating assets and liabilities:
Decrease / (increase) in receivables and other assets	36,918	27,439	(48,677)
Decrease in housing and land inventory	31,915	90,648	132,269
Increase / (decrease) in accounts payable and other liabilities	7,473	(4,303)	(31,539)

Net cash provided by operating activities	88,547	137,190	66,406

Cash Flows From / (Used in) Investing Activities
Investments in unconsolidated entities	(43,087)	(11,222)	(28,344)
Distribution from unconsolidated entities	7,666	9,359	3,046
Restricted cash	119	(7,485)	—
Acquisition of additional interest in unconsolidated entities	—	—	(6,844)

Net cash used in investing activities	(35,302)	(9,348)	(32,142)

Cash Flows From / (Used in) Financing Activities
Net repayments under revolving project specific and other financing	(49,773)	(128,171)	(46,742)
(Distributions to) / contributions from noncontrolling interest and other interests in consolidated subsidiaries	(3,565)	263	3,217
Exercise of stock options	93	66	129

Net cash used in financing activities	(53,245)	(127,842)	(43,396)

Decrease in cash and cash equivalents	—	—	(9,132)
Cash and cash equivalents at beginning of year	—	—	9,132

Cash and cash equivalents at end of year	$—	$—	$—

Supplemental Cash Flow Information
Interest paid	$31,042	$36,484	$57,754
Income taxes recovered	42,766	63,286	22,299
Acquisitions of Unconsolidated Entities’ Assets and Liabilities
Increase in housing and land inventory	—	$14,521	$97,828
Reduction in investment in unconsolidated entities	—	9,604	33,960
Liabilities assumed	—	51	63,868

See accompanying notes to consolidated financial statements

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Residential Properties Inc. (formerly known as Brookfield BHS Holdings Inc. and 1831174 Ontario Inc.) (the “Company”) was formed on July 30, 2010 under the laws of Ontario.

The Company is a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”) The Company was formed in connection with the anticipated merger of the residential land and housing division of Brookfield Properties Corporation (“BPO Residential”) with Brookfield Homes Corporation (“Brookfield Homes”).

On August 11, 2010, Brookfield Asset Management Inc. transferred its investment in Brookfield Homes to the Company in exchange for 53,808,460 of the Company’s common shares (see Note 11). This transfer was deemed to take place between entities under common control and, as a result, has been accounted for as a continuity of interest using the carried amounts of assets and liabilities of both the Company and Brookfield Homes.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of the Company and its subsidiary, Brookfield Homes Corporation.

(b) Housing and Land Inventory

(i) Revenue recognition: Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

(ii) Carrying values: In accordance with the Accounting Standards Codification (“ASC”) Topic 360 “Property, Plant and Equipment” (formerly Statement of Financial Accounting Standards (“SFAS”) 144), housing and land assets the Company owns directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, the Company estimates the cash flow for the life of each project. Specifically, on a housing project, Brookfield Homes evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, Brookfield Homes estimates the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. Management identifies potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to the Company’s anticipated revenue.

(c) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d) Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f) Restricted Cash

Restricted cash includes cash held on deposit with a financial institution in the form of collateral, required by terms outlined in the total return swap transaction entered into during the year ended December 31, 2010.

(g) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 “Income Taxes” (formerly SFAS 109). Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax asset. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency and severity of current and cumulative losses adjusted to reflect the effects of changes to the capital structure that have resulted in a significant reduction in the amount of interest bearing debt; its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends) and including the effects of reduced interest expense; the financial support of its largest stockholder as evidenced by the revolving credit facilities, the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses and that a substantial portion of the deferred tax asset is comprised of deductible temporary differences that are not subject to an expiry period until realized under tax law. However, the recognition of deferred tax assets is based upon assumptions about the future including an estimate of future results, and differences between the expected and actual financial performance could require all or a portion of the deferred tax asset to be expensed. The Company will continue to evaluate the need for a valuation allowance in future periods. Based on the more likely than not standard in the guidance and the weight of available evidence, the Company does not believe a valuation allowance against the deferred tax asset at December 31, 2010 is necessary.

ASC Topic 740 clarifies the accounts for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement affiliates for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-than-likely-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements. At December 31, 2010 and 2009, the Company did not have any unrecognized tax benefits / liabilities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits / liabilities in income tax recovery / expense.

(h) Stock-Based Compensation

The Company accounts for stock option grants and deferred share unit grants in accordance with ASC Topic 718 “Compensation-Stock Compensation” (formerly SFAS 123(R)). All stock options granted have exercise prices equal to the market value of the stock on the date of the grant. Participants in the option plan can exercise their options to purchase shares at the exercise price. The option to elect to receive cash equal to the difference between the exercise price and the current market price was eliminated in 2009 in conjunction with the modification of the Company’s stock option plan.

Accordingly, the Company records the fair value of these options using a Black-Scholes option pricing model. These options have been recorded in additional paid-in capital in 2010 and 2009 as a result of an amendment to existing stock option awards made under the 2002 stock option plan and the approval and adoption of the 2009 stock option plan. In prior years, these options were recorded in accounts payable and other liabilities. The Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 9 “Stock-Based Compensation” for further discussion.

(i) Other Comprehensive Income

The Company adheres to U.S. GAAP reporting requirements with respect to the presentation and disclosure of other comprehensive income; however, it has been determined by management that no material differences exist between net income and comprehensive income for each of the periods presented.

(j) Earnings/(Loss) Per Share

Loss per share is computed in accordance with ASC Topic 260 “Earnings Per Share” (formerly FAS 128). Basic and diluted earnings per share is calculated by dividing net loss attributable to Brookfield Residential Properties Inc. by the weighted average number of common shares outstanding for the year.

(k) Advertising Costs

The Company expenses advertising costs as incurred. For the years ended December 31, 2010, 2009 and 2008, the Company incurred advertising costs of $7.0 million, $7.0 million and $14.0 million, respectively.

(l) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 “Consolidation” (formerly SFAS 167). The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “Housing and land inventory” with the interests of others included in accounts payable and other liabilities. See Notes 2 and 3 for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815, “Derivatives and Hedging” (formerly SFAS 133 and SFAS 149 and related interpretations). ASC Topic 815 requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The Company had no fair value hedges or hedges of a net investment in foreign operations as of December 31, 2010 or as of December 31, 2009. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain (loss) on derivatives in the current earnings during the period of change. Income and/or expense from interest rate swaps are recognized as an adjustment to interest expense. The Company accounts for income and expense from interest rate swaps over the period to which the payments and/or receipts relate.

(o) Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS 167) amending the consolidation guidance applicable to variable interest entities and the definition of a variable interest entity, and requiring enhanced disclosures to provide more information about a company’s involvement in a variable interest entity. This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance was effective for the Company’s fiscal year beginning January 1, 2010. The Company has adopted this guidance in its consolidated financial statements for the year ended December 31, 2010. See Notes 2 and 3 for disclosure regarding its impact on the consolidated financial statements.

In July 2009, the FASB’s ASC became the single, official source of authoritative, non-governmental GAAP in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”). This guidance is effective for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance for the year ended December 31, 2010. The Company’s accounting policies were not affected by the conversion to the ASC. However, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

Note 2. Housing and Land Inventory

Housing and land inventory includes homes completed and under construction and lots ready for construction, model homes and land under and held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders. The following summarizes the components of housing and land inventory:

	December 31
	2010	2009
Housing inventory	$261,611	$359,132
Model homes	18,631	32,542
Land and land under development	521,167	443,589

	$801,409	$835,263

The Company capitalizes interest which is released with cost of sales when housing units and building lots are sold. For the years ended December 31, 2010, 2009 and 2008, interest incurred and capitalized by the Company was $31.0 million, $36.5 million and $57.8 million, respectively. Capitalized interest expensed as direct cost of sales for the same periods was $20.2 million, $24.0 million and $29.1 million, respectively.

No impairment charges were recognized related to the Company’s housing and land inventory during 2010 (2009 — $11.2 million; 2008 — $97.4 million).

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions and the Company will advance deposits to secure these rights. Effective for the Company’s fiscal year beginning January 1, 2010, the Company is no longer required to follow quantitative guidance determining the primary beneficiary of a VIE, but is required by ASC Topic 810 “Consolidation” to qualitatively assess whether it is the primary beneficiary based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this revised guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $25.2 million (December 31, 2009 — $25.4 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase included in housing and land inventory, with an increase in accounts payable and other liabilities of $25.2 million (2009 — $25.4 million) for the assumed third-party investment in the VIE.

Housing and land inventory includes non-refundable deposits and other entitlement costs totaling $49.5 million (December 31, 2009 — $42.6 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810 “Consolidation” (formerly FIN 46R). The total exercise price of these options is $151.6 million (December 31, 2009 — $156.9 million) including the non-refundable deposits identified above. The number of lots which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities and their respective dates of expiry and their exercise price follows:

Year of Expiry	Number of Lots	Total Exercise Price
2011	680	$26,910
2012	320	20,187
Thereafter	5,435	104,491

	6,435	$151,588

The Company holds agreements for a further 4,878 acres of longer term land, with an aggregate exercise price of $59.6 million with non-refundable deposits and other entitlement costs of $5.8 million which is included in housing and land inventory that may provide additional lots upon obtaining entitlements. However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

During the year ended December 31, 2010, the Company did not have any write-offs (2009 — $12.3 million; 2008 — $17.7 million) related to unentitled lot option agreements.

Note 3. Investments in Unconsolidated Entities

The Company participates in ten unconsolidated entities in which it has less than a controlling interest. Summarized condensed financial information on a combined 100% basis of the unconsolidated entities follows:

	December 31
	2010	2009
Assets
Housing and land inventory	$294,526	$235,864
Other assets	7,976	6,722

	$302,502	$242,586

Liabilities and Equity
Project specific financings	$33,173	$52,175
Accounts payable and other liabilities	22,362	14,082
Equity
The Company interest	124,369	92,477
Others’ interest	122,598	83,852

	$302,502	$242,586

	December 31
	2010	2009	2008
Revenue and Expenses
Revenue	$12,709	$12,663	$21,547
Cost of sales	(15,088)	(13,414)	(15,581)
Other income / (expense)	2,776	(4,081)	(2,548)

Net income / (loss)	$397	$(4,832)	$3,418

The Company’s share of net (loss) / income	$(192)	$1,331	$3,302

Impairment of investments in unconsolidated entities	$—	$(12,995)	$(37,863)

In reporting the Company’s share of net income / (loss), all inter-company profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from the unconsolidated entities. For the year ended December 31, 2010, the difference between the Company’s share of the loss of its investments in unconsolidated entities for the year ended December 31, 2010 and equity in earnings from unconsolidated entities primarily arises from differences in accounting policies followed by unconsolidated entities.

Investments in unconsolidated entities includes $26.4 million of the Company’s share of non-refundable deposits and other entitlement costs in connection with 2,759 lots under option (2009 — $27.0 million in connection with 1,987 lots under option). The Company’s share of the total exercise price of these options is $93.2 million.

During the year ended December 31, 2010, in accordance with ASC Topic 323 “Investments — Equity Method and Joint Ventures” (formerly Accounting Position Bulletin 18) and ASC Topic 360 “Property, Plant and Equipment” (formerly SFAS 144), the Company recognized impairment charges of nil (2009 — $13.0 million; 2008 — $37.9 million).

As described in Note 1(c), unconsolidated entities in which the Company has a noncontrolling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810 “Consolidation” (formerly SFAS 160).

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt in its unconsolidated entities. At December 31, 2010, the Company had completion guarantees of nil (December 31, 2009 — $7.9 million) and limited maintenance guarantees of $13.8 million (December 31, 2009 — $15.3 million) with respect to debt in its unconsolidated entities.

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s balance sheet are summarized as follows:

	December 31
	2010	2009
Proceeds and escrow receivable	$4,943	$1,414
Refundable deposits	989	4,815
Notes receivable	2,425	2,425
Prepaid expense	725	2,970
Miscellaneous receivables	9,353	5,261
Swap contract (Note 13(f))	2,238	674
Other assets	865	4,183
Taxes receivable	3,288	40,002

	$24,826	$61,744

Note 5. Restricted Cash

At December 31, 2010, the Company had restricted cash of $7.4 million (December 31, 2009 — $7.5 million). During the year ended December 31, 2009, the Company entered into a total return swap transaction (see Note 13(f)) which required the Company to maintain cash deposits as collateral equivalent to 1,022,987 shares at $7.31 per common share, the prevailing share price at the date of the transaction. During 2010, the total return swap matured and the Company entered into a new total return swap transaction (see Note 13(f)) which requires the Company to maintain cash deposits as collateral equivalent to 1,022,987 shares at $7.18 per common share, the prevailing share price at the date of the transaction.

Note 6. Project Specific and Other Financings

Project specific financings of $171.8 million (2009 — $231.6 million) are revolving in nature, bear interest at floating rates with a weighted average rate of 3.8% as at December 31, 2010 (December 31, 2009 — 4.2%) and are secured by housing and land inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt outstanding and the related interest rates applicable on that date.

Interest rates charged under project specific financings include LIBOR and prime rate pricing options. The maximum amount of borrowings during the years ended December 31, 2010, 2009 and 2008 was $240.4 million, $433.6 million and $644.6 million, respectively. The average borrowings during 2010, 2009 and 2008 were $ 217.8 million, $348.0 million and $546.9 million, respectively.

Project specific financings mature as follows: 2011 — $134.6 million; 2012 — $35.4 million; and 2013 —$1.8 million.

The Company’s project specific financings require Brookfield Homes Holdings Inc., a wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net debt to capitalization ratio of no greater than 65% and a net debt to tangible net worth of no greater than 2.50 to 1. As of December 31, 2010, the Company was in compliance with all its covenants.

Other financings of $160.0 million (December 31, 2009 — $150.0 million) consist of amounts drawn on two unsecured revolving credit facilities due to subsidiaries of the Company’s parent, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $100.0 million, matures December 2011 and bears interest at a rate of LIBOR plus 3.5% per annum. At December 31, 2010, this facility was fully drawn. During the years ended December 31, 2010, 2009 and 2008, interest of $3.8 million, $6.1 million and $13.7 million, respectively, was incurred related to this facility.

The revolving acquisition and operating facility was entered into during February 2009, is in a principal amount not to exceed $100.0 million, matures December 2012 and initially bears interest at 12% per annum. This facility is available for the acquisition of housing and land assets and for operations. At December 31, 2010, $60.0 million had been drawn on this facility. During the years ended December 31, 2010 and 2009, interest of $6.4 million and $3.5 million, respectively was incurred related to this facility.

The covenants with respect to these facilities are to maintain a minimum stockholders’ equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 70%. As of December 31, 2010, The Company was in compliance with all of its covenants with respect to these facilities.

Note 7. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheet are summarized as follows:

	December 31
	2010	2009
Trade payables and cost to complete accruals	$38,881	$37,518
Warranty costs (Note 13(c))	10,529	13,126
Customer deposits	1,987	3,357
Stock-based compensation (Note 9)	8,076	5,878
Loans from other interests in consolidated subsidiaries	14,168	17,118
Accrued and deferred compensation	3,464	3,268
Swap contracts (Note 13(e))	15,206	14,192
Consolidated land option contracts (Note 2)	25,206	25,434
Other	7,825	2,299

	$125,342	$122,190

Note 8. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax asset are as follows:

	December 31
	2010	2009
Differences relating to housing and land inventory	$5,468	$23,388
Compensation deductible for tax purposes when paid	3,271	2,641
Differences related to derivative instruments	4,927	5,235
Loss carry-forwards	18,965	8,848

	$32,631	$40,112

The Company has computed the tax provisions for the periods presented based upon accounting income, adjusted for expenses that are not deductible for tax purposes. The expense / (recovery) for income taxes for each of the three years ended December 31, 2010, 2009 and 2008 are as follows:

	December 31
	2010	2009	2008
Current	$(3,775)	$(39,460)	$(67,366)
Deferred	7,481	19,326	(3,495)

Income tax expense / (recovery)	$3,706	$(20,134)	$(70,861)

A reconciliation of the statutory income tax rate and the effective rate follows:

	December 31
	2010	2009	2008
Statutory federal rate	35.0%	35.0%	35.0%
State income tax	3.0%	3.0%	3.0%
Uncertain tax liability reversals	—	2.9%	—
Interest and other penalties	7.7%	—	—
Other	—	1.2%	—

Effective rate	45.7%	42.1%	38.0%

In accordance with the provisions of ASC Topic 740, the Company assesses, at each reporting period, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considered the following significant factors: an assessment of recent years’ profitability and losses, adjusted to reflect the effects of changes to the Company’s capital structure that have resulted in a significant reduction in the amount of interest-bearing debt; the Company’s expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends) and including the effects of reduced interest expense due to the reduction in the amount of interest-bearing debt; the financial support of the Company’s largest stockholder as evidenced by the credit facilities in place; the long period of 10 to 20 years or more in all significant operating jurisdictions before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. The Company’s tax effected loss carry-forwards of $19.0 million expire between the years 2028 and 2030 and based on the more likely than not standard in the guidance and the weight of available evidence, the Company does not believe a valuation allowance against its deferred tax assets is necessary. However, the recognition of deferred tax assets is based upon an estimate of future results and differences between the expected and actual financial performance of the Company could require all or a portion of the deferred tax assets to be expensed. The Company will continue to evaluate the need for a valuation allowance in future reporting periods.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits / obligations in income tax (recovery) / expense. During the year ended December 31, 2010, the Company incurred $0.6 million of tax-related interest and penalties (2009 — nil; 2008 — nil). For the year ended December 31, 2010, the Company did not reverse any uncertain tax liabilities (2009 — $1.4 million; 2008 — nil). The statute of limitations for the Company’s major tax jurisdictions remains open for examination for fiscal years 2006 through 2009.

Note 9. Stock-Based Compensation

Option Plan

The Company grants options to purchase shares of the Company’s common stock at the market price of the shares on the day the options are granted. The Company’s 2009 stock option plan authorizes a maximum of three million shares for issuance.

The fair value of the Company’s stock option awards is calculated at the grant date using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of the Company’s common stock. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award granted. The Company uses historical data to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s share-based payment plan and represents the period of time that stock option awards granted are expected to be outstanding. The expected term of stock options granted for the remaining participants is derived by using the simplified method.

The significant weighted average assumptions relating to the valuation of the Company’s stock options granted during the years ended December 31, 2010 and 2009 subject to graded vesting are as follows:

	2010	2009
Dividend yield	0.0%	0.0%
Volatility rate	72%	74%
Risk-free interest rate	3.7%	2.9%
Expected option life (years)	7.5	7.5

The total compensation recognized in income related to the Company’s stock options during the years ended December 31, 2010, 2009 and 2008 was expense of $1.1 million, income of $0.5 million and income of $1.5 million, respectively.

The following table sets out the number of common shares that employees of the Company may acquire under options granted under the Company’s stock option plans:

	December 31, 2010		December 31, 2009		December 31, 2008
	Shares	Weighted Average Per Common Share Exercise Price	Shares	Weighted Average Per Common Share Exercise Price	Shares	Weighted Average Per Common Share Exercise Price
Outstanding, beginning of year	2,155,000	$10.21	875,000	$30.57	782,319	$30.11
Granted	579,000	7.79	1,670,000	2.65	210,000	15.90
Exercised	(38,000)	2.46	(25,000)	2.65	(117,319)	1.28
Cancelled	(59,000)	6.16	(365,000)	24.92	—	—

Outstanding, end of year	2,637,000	$9.88	2,155,000	$10.21	875,000	$30.57

Options exercisable, end of year	507,000	$26.39	339,200	$29.35	304,400	$30.39

The weighted average grant date fair value of options granted during 2010 was $5.38 per option compared to $1.74 per option in 2009 and $6.65 per option in 2008. The intrinsic value of options exercised during 2010, 2009 and 2008 was $0.1 million; $0.1 million; and $1.0 million, respectively. Shares were issued out of treasury stock for 38,000 options exercised during the year. At December 31, 2010, the aggregate intrinsic value of options currently exercisable is $0.8 million and the aggregate intrinsic value of options outstanding is $5.0 million. A summary of the status of the Company’s unvested options included in equity as of December 31, 2010 and changes during the year ended December 31, 2010 is as follows:

	December 31, 2010
	Shares	Weighted Average Fair Value per Share
Unvested options outstanding, December 31, 2009	1,815,800	$1.51
Granted	579,000	5.38
Vested	(206,800)	1.11
Cancelled	(58,000)	3.44

Unvested options outstanding, December 31, 2010	2,130,000	$2.49

At December 31, 2010, there was $3.6 million of unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted average period of approximately 2.8 years.

The following table summarizes information about stock options held by employees of the Company outstanding at December 31, 2010:

Exercise Prices per Share	Options Outstanding at December 31, 2010	Weighted Average Remaining Contract Life	Options Exercisable at December 31, 2010
$1.74	38,000	2.2	38,000
$21.94	70,000	3.2	70,000
$36.25	94,000	4.2	94,000
$52.00	90,000	5.2	72,000
$36.41	160,000	6.2	96,000
$15.90	145,000	7.2	58,000
$2.65	1,491,000	8.2	79,000
$7.34	255,000	9.2	—
$8.23	294,000	9.8	—

	2,637,000	7.7	507,000

Deferred Share Unit Plans

The Company has adopted a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors may, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. The annual awards are convertible into units based on the closing price of the Company’s shares on the New York Stock Exchange on the date of the award. The portion of the annual bonus award elected by an officer to be received in units may be increased by a factor of up to two times for purposes of calculating the number of units to be allocated under the plan. The deferred share unit plan also permits the Compensation Committee to award deferred share units to the Company’s executives in order to further align the recipients’ interests with those of our stockholders. An executive or director who holds units will receive additional units as dividends are paid on shares of the Company’s common stock, on the same basis as if the dividends were reinvested. The units vest over a five year period and participants are allowed to redeem the units only upon ending their employment with the Company through retirement, resignation, termination or death. The cash value of the units, when redeemed, will be equivalent to the market value of an equivalent number of shares of the Company’s common stock on such date.

In addition, the Company has adopted a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The DSUP and the MDSUP provide that no shares of the Company’s common stock will be issued, authorized, reserved, purchased or sold at any time in connection with units allocated and under no circumstances are units considered shares of common stock, or entitle any participant to the exercise of any other rights arising from the ownership of shares of common stock. As of December 31, 2010, the Company had granted 1,213,993 units under the DSUP, of which 872,824 were outstanding at December 31, 2010, and of which 537,430 units are currently vested and 335,394 vest over the next five years. As of December 31, 2010, the Company had granted 73,374 units under the MDSUP, all of which were vested and outstanding at December 31, 2010. The liability of $8.1 million (December 31, 2009 — $5.9 million) which relates to 859,148 units under the DSUP and MDSUP is included in accounts payable and other liabilities. The remaining 87,050 units vest during the years ending December 31, 2011 to 2014. The financial statement impact for the DSUP and MDSUP for year ended December 31, 2010, 2009 and 2008 was expense of $2.3 million, expense of $3.4 million and income of $5.6 million, respectively. Compensation recognized in income will fluctuate based on the year end share price. The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management may redeem under the Company’s DSUP and MDSUP:

December 31, 2010
Outstanding, January 1, 2010	936,109
Granted	23,846
Redeemed	(13,757)
Cancelled	—

Outstanding, December 31, 2010	946,198

Deferred Share Units Vested, December 31, 2010	610,804

Note 10. Other Interests in Consolidated Subsidiaries and Noncontrolling Interest

Other interests in consolidated subsidiaries includes ownership interests of certain business unit presidents of the Company totaling $42.5 million (December 31, 2009 — $47.0 million). In the event a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated bulk sales value of the business units’ net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2010 and 2009:

	December 31
	2010	2009
Other interests in consolidated subsidiaries, beginning of year	$47,011	$49,839
Net loss attributable to other interests in consolidated subsidiaries	(976)	(4,316)
(Distributions to) / contributions from other interests in consolidated subsidiaries	(3,574)	1,488

Other interests in consolidated subsidiaries, end of year	$42,461	$47,011

In accordance with ASC Topic 810 “Consolidation” (formerly SFAS 160), noncontrolling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statements of operations has been adjusted to include the net income / (loss) attributable to noncontrolling interest which for the year ended December 31, 2010 was income of $1.7 million (2009 — loss of $11.4 million) and attributable to other interests in consolidated subsidiaries which for the year ended December 31, 2010 was loss of $1.0 million (2009 — loss of $4.3 million). The Company has recorded $1.1 million of income for the year ended December 31, 2010 relating to the forfeiture of another member’s interest in a consolidated entity, which has been included in other income / (expense).

Noncontrolling interest includes equity in consolidated entities that is owned by other shareholders of $93.7 million (December 31, 2009 — $99.7 million).

Note 11. Stockholders’ Equity

On August 11, 2010, Brookfield Asset Management Inc. transferred 9,922,495 convertible preferred shares, representing 99% of the issued and outstanding 8% convertible preferred shares of Brookfield Homes and 18,370,978 common shares, representing 62% of the issued and outstanding common shares of Brookfield Homes to the Company in exchange for 53,808,460 of the Company’s common shares. The shares of convertible preferred stock are convertible, at the option of the Company, into shares of Brookfield Homes’ common stock, at a conversion rate of 3.571428571 shares of common stock per share of convertible preferred stock. The shares of convertible preferred stock are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of Brookfield Homes’ common stock is greater than $14 per share, Brookfield Homes may, at its option, require all preferred stock to be automatically converted into common shares.

Note 12. Earnings/(Loss) Per Share

Basic and diluted earnings/(loss) per share attributable to Brookfield Residential Properties Inc.’s common stockholders for the years ended December 31, 2010, 2009 and 2008 were calculated as follows:

	Years Ended December 31
	2010	2009	2008
Numerator:
Net income/(loss) attributable to Brookfield Residential Properties Inc.	$2,741	$(16,748)	$(67,253)

Denominator:
Basic and diluted average common shares outstanding	53,808	53,808	53,808

Basic and diluted earnings/(loss) per share	$0.05	$(0.31)	$(1.25)

Note 13. Commitments, Contingent Liabilities and Other

(a) The Company, in the normal course of its business, has issued performance bonds and letters of credit pursuant to various facilities which at December 31, 2010, amounted to $140.1 million (December 31, 2009 —$120.7 million, 2008 — $148.3 million) and $6.5 million (December 31, 2009 — $8.5 million, 2008 — $11.6 million), respectively. The majority of these commitments have been issued to municipal authorities as part of the obligations of the Company in connection with the land servicing requirements.

(b) The Company is party to various legal actions arising in the ordinary course of business. In addition, the Company is party to a lawsuit that has been filed in Delaware, Chancery Court, alleging breach of fiduciary duties relating to a potential transaction (see Note 16). Management intends to vigorously defend these claims and believes the claims are without merit. An estimate of the possible loss or range of loss cannot be made. Management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

(c) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state where the Company conducts business which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s warranty liability for the years ended December 31, 2010 and 2009:

	2010	2009
Balance, at beginning of year	$13,126	$13,123
Payments made during the year	(1,765)	(2,459)
Warranties issued during the year	1,705	2,491
Adjustments relating to pre-existing warranties	(2,537)	(29)

Balance, at end of year	$10,529	$13,126

(d) The Company leases certain facilities under non-cancelable operating leases. Rental expense incurred by the Company amounted to $2.3 million for 2010 (2009 — $2.5 million; 2008 — $3.6 million). At December 31, 2010, future minimum rent payments under these operating leases were as follows:

Lease Payments
2011	$1,851
2012	$1,762
2013	$1,070
2014	$558
Thereafter	$222

(e) The Company is exposed to financial risk that arises from the fluctuations in interest rates. The interest bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate cost. The Company would be negatively impacted, on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2010, the Company had five interest rate swap contracts outstanding which effectively fixed $150.0 million at an average rate of 4.9%. The contracts expire between 2011 and 2017. At December 31, 2010, the fair market value of the contracts was a liability of $15.2 million (2009 — $14.2 million) and was included in accounts payable and other liabilities. Expense of $1.0 million was recognized during the year ended December 31, 2010 (2009 — income of $11.4 million; 2008 — expense of $19.4 million) and was included in other income / (expense). All interest rate swaps are recorded at fair market value and are presented in the consolidated statements of operations because hedge accounting has not been applied. See Note 14 for additional disclosure.

(f) The Company is exposed to financial risk that arises from fluctuations in its common stock price. To hedge against future deferred share unit payments, in August 2009, the Company entered into a total return swap transaction at an average cost of $7.31 per share on 1,022,987 shares, which matured in August 2010. In August 2010, the Company entered into a new total return swap transaction at an average cost of $7.18 per share on 1,022,987 shares, maturing in August 2011. At December 31, 2010, the fair market value of the total return swap was an asset of $2.2 million and was included in accounts receivable and other assets (December 31, 2009 — asset of $0.7 million). Income of $1.4 million was recognized during the year ended December 31, 2010 (2009 — income of $3.9 million; 2008 — expense of $11.3 million) and was included in selling, general and administrative expense. This income for the year ended December 31, 2010 was partially offset by an expense of $2.3 million relating to the Company’s stock-based compensation plans (2009 — expense of $3.9 million; 2008 — income of $7.1 million). The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 14 for additional disclosure.

(g) Prior to the second quarter of 2009, the Company offered mortgage brokerage services to its home buying customers in each of its markets. The Company had agreements with various lenders to receive a fee on loans made by the lenders to customers that the Company introduces to the lenders. The Company provided mortgage origination services to its customers in the Washington D.C. Area and did not retain or service the mortgages it originated. The Company customarily sold all of the loans and loan servicing rights that it originated in the secondary market within a month of origination and on a limited recourse basis, generally limited to early payments, defaults, or fraud and misrepresentation. Effective April 1, 2009, the Company no longer originates and sells mortgages.

Note 14. Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (formerly SFAS 157) provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

The Company’s financial assets are measured at fair value on a recurring basis and are as follows:

Fair Value Measurements Using Significant Observable Inputs (Level 2)

Interest rate swap contracts at December 31, 2010	$(15,206)

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the USD LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Equity swap contract at December 31, 2010	$2,238

The fair value measurement for the equity swap contract is determined based on the notional amount, stock price, the number of underlying shares and the three month USD LIBOR rate. The Company performed a sensitivity analysis of the estimated fair value and the impact to the consolidated financial statements using alternative reasonably likely assumptions on December 31, 2010 and the impact to the consolidated financial statements was nominal.

The fair value measurements for housing and land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of housing and land inventory deemed to be impaired during the year ended December 31, 2010, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on home sales that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 “Property, Plant and Equipment” (formerly SFAS 144) and ASC Topic 820 “Fair Value Measurements and Disclosures” (formerly SFAS 157). For the year ended December 31, 2010, no impairment charges have been recognized. For the year ended December 31, 2009, housing and land inventory on four projects with a carrying amount of $36.3 million were written down to their fair value of $25.1 million based on Level 3 inputs, resulting in an impairment charge of $11.2 million, which was included in impairment and write-off of option deposits. For the year ended December 31, 2008, housing and land inventory on 14 projects with a carrying amount of $407.5 million was written down to a fair value of $310.1 million based on Level 3 inputs, resulting in an impairment charge of $97.4 million, which was included in impairment and write-off of option deposits. The lots impaired represent all of the lots within a project that is determined to be impaired.

Note 15. Segment Information

As defined in ASC Topic 280, “Segmented Reporting,” the Company has five operating segments. The Company has four reportable segments: Northern California, Southland / Los Angeles, San Diego / Riverside, and the Washington D.C. Area.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specialize in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

	Years Ended December 31
	2010	2009	2008

Revenues:
Northern California	$71,570	$102,264	$128,878
Southland / Los Angeles	86,554	79,125	93,828
San Diego / Riverside	81,014	89,502	86,745
Washington D.C. Area	96,208	93,558	135,416
Corporate and Other	3,520	11,531	4,136

Total Revenues	$338,866	$375,980	$449,003

	Years Ended December 31
	2010	2009	2008

Segment Income/ (Loss) before income taxes:
Northern California	$6,299	$(6,475)	$(29,213)
Southland / Los Angeles	8,406	(4,926)	(18,923)
San Diego / Riverside	3,189	(22,339)	(87,571)
Washington D.C. Area	7,920	(11,722)	(33,147)
Corporate and Other	(18,657)	(7,134)	(35,244)

Income / (loss) before Income Taxes	$7,157	$(52,596)	$(204,098)

	December 31
	2010	2009

Housing and Land Assets:(1)
Northern California	$206,994	$201,164
Southland / Los Angeles	127,682	122,504
San Diego / Riverside	313,706	336,458
Washington D.C. Area	234,255	226,768
Corporate and Other	43,141	40,846

Total	$925,778	$927,740

(1)	Consists of housing and land inventory including investments in unconsolidated entities.

The following tables set forth additional financial information relating to the Company’s reportable segments:

	Years Ended December 31
	2010	2009	2008

Equity / (Loss) in Earnings from Unconsolidated Entities:
Northern California	$1,371	$2,382	$—
San Diego / Riverside	(1)	—	1,974
Washington D.C. Area	(604)	(317)	14
Corporate and Other	(958)	(734)	1,314

Total	$(192)	$1,331	$3,302

Impairment of Housing and Land Inventory:
Northern California	$—	$—	$21,172
Southland / Los Angeles	—	2,600	15,695
San Diego / Riverside	—	1,195	42,498
Washington D.C. Area	—	12,900	35,759
Corporate and Other	—	7,268	—

Total	$—	$23,963	$115,124

Impairment of Investments in Unconsolidated Entities:
San Diego / Riverside	$—	$(9,243)	$(37,863)
Washington D.C. Area	—	(3,435)	—
Corporate and Other	—	(317)	—

Total	$—	$(12,995)	$(37,863)

	December 31
	2010	2009

Investments in Unconsolidated Entities:
Northern California	$—	$—
Southland / Los Angeles	64,833	48,050
San Diego / Riverside	2,050	2,694
Washington D.C. Area	46,579	34,971
Corporate and Other	10,907	6,762

Total	$124,369	$92,477

All revenues from external customers originate in the United States and all the Company’s assets are in the United States. There were no customers that contributed 10% or more of the Company’s total revenues during the years ended December 31, 2010, 2009 and 2008.

Note 16. Transaction

On October 4, 2010, Brookfield Properties Corporation (“Brookfield Properties”), Brookfield Homes Corporation and the Company entered into a definitive agreement to combine Brookfield Homes and the North American residential land and housing division of Brookfield Properties into the Company. The transaction was subject to regulatory approval in the United States and Canada, the approval of the holders of a majority of the outstanding Brookfield Homes common stock and other customary closing conditions. The transaction was completed on March 31, 2011.

BROOKFIELD HOMES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

BROOKFIELD HOMES CORPORATION

CONSOLIDATED BALANCE SHEETS

		As at December 31
	Note	2010	2009
	(All dollar amounts are in thousands of U.S. dollars)
Assets
Housing and land inventory	2	$801,409	$835,263
Investments in unconsolidated entities	3	124,369	92,477
Receivables and other assets	4	24,826	61,744
Restricted cash	5	7,366	7,485
Deferred income taxes	8	32,631	40,112

		$990,601	$1,037,081

Liabilities and Equity
Project specific and other financings	6	$331,794	$381,567
Accounts payable and other liabilities	7	135,264	122,190

Total liabilities		467,058	503,757

Other interests in consolidated subsidiaries	10	42,461	47,011

Commitments, contingent liabilities and other	13	—	—
Preferred stock — 10,000,000 shares authorized, 9,995,739 shares issued (December 31, 2009 — 10,000,000 shares authorized, 10,000,000 shares issued)	11	249,582	249,688
Common stock — 200,000,000 shares authorized, 32,088,997 shares issued (December 31, 2009 — 32,073,781 shares issued)	11	321	321
Additional paid-in capital	11	143,317	142,106
Treasury stock, at cost — 2,420,089 shares (December 31, 2009 — 3,671,482 shares)	11	(110,807)	(166,113)
Retained earnings		192,213	252,994
Noncontrolling interest	10	6,456	7,317

Total equity		481,082	486,313

		$990,601	$1,037,081

See accompanying notes to financial statements

BROOKFIELD HOMES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

			Years Ended December 31
	Note		2010	2009	2008
	(All dollar amounts are in thousands of U.S. dollars, except per share amounts)
Revenue
Housing			$292,095	$339,625	$415,311
Land			46,771	36,355	33,692

			338,866	375,980	449,003
Direct Cost of Sales
Housing			(243,301)	(294,493)	(363,038)
Land			(40,686)	(59,308)	(53,057)
Impairment of housing and land inventory and write-off of option deposits	2		—	(23,963)	(115,124)

			54,879	(1,784)	(82,216)
Selling, general and administrative expense			(55,585)	(52,339)	(69,498)
(Loss) / equity in earnings from unconsolidated entities	3		(192)	1,331	3,302
Impairment of investments in unconsolidated entities	3		—	(12,995)	(37,863)
Other income / (expense)	10, 13	(e)	8,055	13,191	(17,823)

Income / (Loss) Before Income Taxes			7,157	(52,596)	(204,098)
Income tax (expense) / recovery	8		(3,706)	20,134	70,861

Net Income / (Loss)			3,451	(32,462)	(133,237)
Net loss attributable to noncontrolling interest and other interests in consolidated subsidiaries	10		(976)	(4,753)	(17,622)

Net Income / (Loss) Attributable to Brookfield Homes Corporation			$4,427	$(27,709)	$(115,615)

Loss Per Share attributable to Brookfield Homes Corporation Common Stockholders
Basic	12		$(0.54)	$(1.54)	$(4.33)
Diluted	12		$(0.54)	$(1.54)	$(4.33)
Weighted Average Common Shares Outstanding (in thousands)
Basic	12		29,087	26,838	26,688
Diluted	12		29,087	26,838	26,688

See accompanying notes to financial statements

BROOKFIELD HOMES CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

		Years Ended December 31
	Note	2010	2009	2008
	(All dollar amounts are in thousands of U.S. dollars)
Preferred Stock
Opening balance		$249,688	$—	$—
Preferred stock issuance, net of issuance costs of $312	11	—	249,688	—
Conversion of preferred stock		(106)	—	—

Ending balance		249,582	249,688	—

Common Stock		321	321	321

Additional Paid-in Capital
Opening balance		142,106	141,286	145,101
Adjustment to stock-based compensation plan		—	145	—
Stock option compensation costs	11	1,105	675	—
Stock option compensation exercises	11	—	—	(3,815)
Conversion of preferred stock		106	—	—

Ending balance		143,317	142,106	141,286

Treasury Stock
Opening balance		(166,113)	(238,957)	(243,701)
Stock option exercises	11	93	66	4,744
Preferred stock dividends	11	55,213	72,778	—

Ending balance		(110,807)	(166,113)	(238,957)

Retained Earnings
Opening balance		252,994	356,981	477,929
Net income / (loss) attributable to Brookfield Homes Corporation		4,427	(27,709)	(115,615)
Common stock dividends	11	—	—	(5,333)
Preferred stock dividends	11	(19,995)	(13,500)	—
Treasury stock issued	11	(45,213)	(62,778)	—

Ending balance		192,213	252,994	356,981

Total Brookfield Homes Corporation stockholders’ equity		$474,626	$478,996	$259,631

Noncontrolling Interest
Opening balance		$7,317	$2,888	$1,749
Net loss attributable to noncontrolling interest	10	(1,132)	(437)	—
Contributions		271	4,866	1,139

Ending balance		$6,456	$7,317	$2,888

Total Equity		$481,082	$486,313	$262,519

See accompanying notes to financial statements

BROOKFIELD HOMES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2010	2009	2008
	(All dollar amounts are in thousands of U.S. dollars)
Cash Flows From / (Used in) Operating Activities
Net income / (loss)	$3,451	$(32,462)	$(133,237)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Distributed / (undistributed) income from unconsolidated entities	204	(1,091)	(1,902)
Deferred income taxes	7,481	19,326	(3,495)
Impairment of housing and land inventory and write-off of option deposits	—	23,963	115,124
Impairment of investments in unconsolidated entities	—	12,995	37,863
Stock option compensation costs	1,105	675	—
Other changes in operating assets and liabilities:
Decrease / (increase) in receivables and other assets	36,918	27,439	(48,677)
Decrease in housing and land inventory	31,915	90,648	132,269
Increase / (decrease) in accounts payable and other liabilities	7,473	(4,303)	(31,539)

Net cash provided by operating activities	88,547	137,190	66,406

Cash Flows From / (Used in) Investing Activities
Investments in unconsolidated entities	(43,087)	(11,222)	(28,344)
Distribution from unconsolidated entities	7,666	9,359	3,046
Restricted cash	119	(7,485)	—
Acquisition of additional interest in unconsolidated entities	—	—	(6,844)

Net cash used in investing activities	(35,302)	(9,348)	(32,142)

Cash Flows From / (Used in) Financing Activities
Net repayments under revolving project specific and other financing	(49,773)	(376,233)	(46,742)
Distributions to noncontrolling interest and other interests in consolidated subsidiaries	(5,356)	(1,122)	(580)
Contributions from noncontrolling interest and other interests in consolidated subsidiaries	1,864	3,259	9,130
Exercise of stock options	93	66	129
Preferred stock issuance	—	250,000	—
Preferred stock issuance costs	—	(312)	—
Preferred stock dividends	(73)	(3,500)	—
Common stock dividends paid in cash	—	—	(5,333)

Net cash used in financing activities	(53,245)	(127,842)	(43,396)

Decrease in cash and cash equivalents	—	—	(9,132)
Cash and cash equivalents at beginning of year	—	—	9,132

Cash and cash equivalents at end of year	$—	$—	$—

Supplemental Cash Flow Information
Interest paid	$31,042	$36,484	$57,754
Income taxes recovered	42,766	63,286	22,299
Acquisitions of Unconsolidated Entities’ Assets and Liabilities
Increase in housing and land inventory	—	$14,521	$97,828
Reduction in investment in unconsolidated entities	—	9,604	33,960
Liabilities assumed	—	51	63,868

See accompanying notes to consolidated financial statements

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Homes Corporation (the “Company” or “Brookfield Homes”) was incorporated on August 28, 2002 in Delaware and thereafter acquired all the California and Washington D.C. area land development and homebuilding operations of Brookfield Properties Corporation. The Company began trading on the New York Stock Exchange on January 7, 2003, under the symbol “BHS.”

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Homes and its subsidiaries and investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary.

(b) Housing and Land Inventory

(i) Revenue recognition: Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

(ii) Carrying values: In accordance with the Accounting Standards Codification (“ASC”) Topic 360 “Property, Plant and Equipment” (formerly Statement of Financial Accounting Standards (“SFAS”) 144), housing and land assets the Company owns directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, the Company estimates the cash flow for the life of each project. Specifically, on a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, the Company estimates the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. Management identifies potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to the Company’s anticipated revenue.

(c) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d) Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f) Restricted Cash

Restricted cash includes cash held on deposit with a financial institution in the form of collateral, required by terms outlined in the total return swap transaction entered into during the year ended December 31, 2010.

(g) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 “Income Taxes” (formerly SFAS 109). Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax asset. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency and severity of current and cumulative losses adjusted to reflect the effects of changes to the capital structure that have resulted in a significant reduction in the amount of interest bearing debt; its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends) and including the effects of reduced interest expense; the financial support of its largest stockholder as evidenced by the revolving credit facilities, the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses and that a substantial portion of the deferred tax asset is comprised of deductible temporary differences that are not subject to an expiry period until realized under tax law. However, the recognition of deferred tax assets is based upon assumptions about the future including an estimate of future results, and differences between the expected and actual financial performance could require all or a portion of the deferred tax asset to be expensed. The Company will continue to evaluate the need for a valuation allowance in future periods. Based on the more likely than not standard in the guidance and the weight of available evidence, the Company does not believe a valuation allowance against the deferred tax asset at December 31, 2010 is necessary.

ASC Topic 740 clarifies the accounts for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement affiliates for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position.

A tax position that meets the more-than-likely-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements. At December 31, 2010 and 2009, the Company did not have any unrecognized tax benefits / liabilities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits / liabilities in income tax recovery / expense.

(h) Stock-Based Compensation

The Company accounts for stock option grants and deferred share unit grants in accordance with ASC Topic 718 “Compensation-Stock Compensation” (formerly SFAS 123(c)). All stock options granted have exercise prices equal to the market value of the stock on the date of the grant. Participants in the option plan can exercise their options to purchase shares at the exercise price. The option to elect to receive cash equal to the difference between the exercise price and the current market price was eliminated in 2009 in conjunction with the modification of the Company’s stock option plan.

Accordingly, the Company records the fair value of these options using a Black-Scholes option pricing model. These options have been recorded in additional paid-in capital in 2010 and 2009 as a result of an amendment to existing stock option awards made under the 2002 stock option plan and the approval and adoption of the 2009 stock option plan. In prior years, these options were recorded in accounts payable and other liabilities. The Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 9 “Stock-Based Compensation” for further discussion.

(i) Other Comprehensive Income

The Company adheres to U.S. GAAP reporting requirements with respect to the presentation and disclosure of other comprehensive income; however, it has been determined by management that no material differences exist between net income and comprehensive income for each of the periods presented.

(j) Loss Per Share

Loss per share is computed in accordance with ASC Topic 260 “Earnings Per Share” (formerly SFAS 128). Basic earnings per share is calculated by dividing net loss attributable to Brookfield Homes Corporation less preferred share dividends by the weighted average number of common shares outstanding for the year. Diluted earnings per share is calculated by dividing net income less preferred share dividends by the average number of common shares outstanding including all dilutive potentially issuable shares under various stock option plans.

(k) Advertising Costs

The Company expenses advertising costs as incurred. For the years ended December 31, 2010, 2009 and 2008, the Company incurred advertising costs of $7.0 million, $7.0 million and $14.0 million, respectively.

(l) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 “Consolidation” (formerly SFAS 167). The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “Housing and land inventory” with the interests of others included in accounts payable and other liabilities. See Notes 2 and 3 for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815, “Derivatives and Hedging” (formerly SFAS 133 and SFAS 149 and related interpretations). ASC Topic 815 requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The Company had no fair value hedges or hedges of a net investment in foreign operations as of December 31, 2010 or as of December 31, 2009. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain (loss) on derivatives in the current earnings during the period of change. Income and/or expense from interest rate swaps are recognized as an adjustment to interest expense. The Company accounts for income and expense from interest rate swaps over the period to which the payments and/or receipts relate.

(o) Recent Accounting Pronouncements

In June 2009, the FASB issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS 167) amending the consolidation guidance applicable to variable interest entities and the definition of a variable interest entity, and requiring enhanced disclosures to provide more information about a company’s involvement in a variable interest entity. This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance was effective for the Company’s fiscal year beginning January 1, 2010. The Company has adopted this guidance in its consolidated financial statements for the year ended December 31, 2010. See Notes 2 and 3 for disclosure regarding its impact on the consolidated financial statements.

In July 2009, the FASB’s ASC became the single, official source of authoritative, non-governmental GAAP in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”). This guidance is effective for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance for the year ended December 31, 2010. The Company’s accounting policies were not affected by the conversion to the ASC. However, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

(p) Reclassification

Certain prior period amounts in the consolidated balance sheet have been reclassified to conform with the December 31, 2010 presentation. Specifically, consolidated land inventory not owned, which had previously been shown as a separate line, is now shown as a component of housing and land inventory. Other revolving financings, which had previously been shown as a separate line, is now shown as a component of project specific and other financings. These reclassifications had no impact on the Company’s results from operations.

Note 2. Housing and Land Inventory

Housing and land inventory includes homes completed and under construction and lots ready for construction, model homes and land under and held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders. The following summarizes the components of housing and land inventory:

	December 31
	2010	2009
Housing inventory	$261,611	$359,132
Model homes	18,631	32,542
Land and land under development	521,167	443,589

	$801,409	$835,263

The Company capitalizes interest which is released with cost of sales when housing units and building lots are sold. For the years ended December 31, 2010, 2009 and 2008, interest incurred and capitalized by the Company was $31.0 million, $36.5 million and $57.8 million, respectively. Capitalized interest expensed as direct cost of sales for the same periods was $20.2 million, $24.0 million and $29.1 million, respectively.

No impairment charges were recognized related to the Company’s housing and land inventory during 2010 (2009 — $11.2 million; 2008 — $97.4 million).

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions and the Company will advance deposits to secure these rights. Effective for the Company’s fiscal year beginning January 1, 2010, the Company is no longer required to follow quantitative guidance determining the primary beneficiary of a VIE, but is required by ASC Topic 810 “Consolidation” to qualitatively assess whether it is the primary beneficiary based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this revised guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $25.2 million (December 31, 2009 — $25.4 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase included in housing and land inventory, with an increase in accounts payable and other liabilities of $25.2 million (2009 — $25.4 million) for the assumed third-party investment in the VIE.

Housing and land inventory includes non-refundable deposits and other entitlement costs totaling $49.5 million (December 31, 2009 — $42.6 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810 “Consolidation” (formerly FIN 46R). The total exercise price of these options is $151.6 million (December 31, 2009 — $156.9 million) including the non-refundable deposits identified above. The number of lots which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities and their respective dates of expiry and their exercise price follows:

Year of Expiry	Number of Lots	Total Exercise Price
2011	680	$26,910
2012	320	20,187
Thereafter	5,435	104,491

	6,435	$151,588

The Company holds agreements for a further 4,878 acres of longer term land, with an aggregate exercise price of $59.6 million with non-refundable deposits and other entitlement costs of $5.8 million which is included in housing and land inventory that may provide additional lots upon obtaining entitlements. However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

During the year ended December 31, 2010, the Company did not have any write-offs (2009 — $12.3 million; 2008 — $17.7 million) related to unentitled lot option agreements.

Note 3. Investments in Unconsolidated Entities

The Company participates in ten unconsolidated entities in which it has less than a controlling interest. Summarized condensed financial information on a combined 100% basis of the unconsolidated entities follows:

	December 31
	2010	2009
Assets
Housing and land inventory	$294,526	$235,864
Other assets	7,976	6,722

	$302,502	$242,586

Liabilities and Equity
Project specific financings	$33,173	$52,175
Accounts payable and other liabilities	22,362	14,082
Equity
Brookfield Homes interest	124,369	92,477
Others’ interest	122,598	83,852

	$302,502	$242,586

	December 31
	2010	2009	2008
Revenue and Expenses
Revenue	$12,709	$12,663	$21,547
Cost of sales	(15,088)	(13,414)	(15,581)
Other income / (expense)	2,776	(4,081)	(2,548)

Net income / (loss)	$397	$(4,832)	$3,418

Brookfield Homes’ share of net (loss) / income	$(192)	$1,331	$3,302

Impairment of investments in unconsolidated entities	$—	$(12,995)	$(37,863)

In reporting the Company’s share of net income / (loss), all inter-company profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from the unconsolidated entities. For the year ended December 31, 2010, the difference between the Company’s share of the loss of its investments in unconsolidated entities for the year ended December 31, 2010 and equity in earnings from unconsolidated entities primarily arises from differences in accounting policies followed by unconsolidated entities.

Investments in unconsolidated entities includes $26.4 million of the Company’s share of non-refundable deposits and other entitlement costs in connection with 2,759 lots under option (2009 — $27.0 million in connection with 1,987 lots under option). The Company’s share of the total exercise price of these options is $93.2 million.

During the year ended December 31, 2010, in accordance with ASC Topic 323 “Investments — Equity Method and Joint Ventures” (formerly Accounting Position Bulletin 18) and ASC Topic 360 “Property, Plant and Equipment” (formerly SFAS 144), the Company recognized impairment charges of nil (2009 — $13.0 million; 2008 — $37.9 million).

As described in Note 1(c), unconsolidated entities in which the Company has a noncontrolling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810 “Consolidation” (formerly SFAS 160).

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt in its unconsolidated entities. At December 31, 2010, the Company had completion guarantees of nil (December 31, 2009 — $7.9 million) and limited maintenance guarantees of $13.8 million (December 31, 2009 — $15.3 million) with respect to debt in its unconsolidated entities.

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s balance sheet are summarized as follows:

	December 31
	2010	2009
Proceeds and escrow receivable	$4,943	$1,414
Refundable deposits	989	4,815
Notes receivable	2,425	2,425
Prepaid expense	725	2,970
Miscellaneous receivables	9,353	5,261
Swap contract (Note 13 (f))	2,238	674
Other assets	865	4,183
Taxes receivable	3,288	40,002

	$24,826	$61,744

Note 5. Restricted Cash

At December 31, 2010, the Company had restricted cash of $7.4 million (December 31, 2009 — $7.5 million). During the year ended December 31, 2009, the Company entered into a total return swap transaction (see Note 13(f)) which required the Company to maintain cash deposits as collateral equivalent to 1,022,987 shares at $7.31 per common share, the prevailing share price at the date of the transaction. During 2010, the total return swap matured and the Company entered into a new total return swap transaction (see Note 13 (f)) which requires the Company to maintain cash deposits as collateral equivalent to 1,022,987 shares at $7.18 per common share, the prevailing share price at the date of the transaction.

Note 6. Project Specific and Other Financings

Project specific financings of $171.8 million (2009 — $231.6 million) are revolving in nature, bear interest at floating rates with a weighted average rate of 3.8% as at December 31, 2010 (December 31, 2009 — 4.2%) and are secured by housing and land inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt outstanding and the related interest rates applicable on that date.

Interest rates charged under project specific financings include LIBOR and prime rate pricing options. The maximum amount of borrowings during the years ended December 31, 2010, 2009 and 2008 was $240.4 million, $433.6 million and $644.6 million, respectively. The average borrowings during 2010, 2009 and 2008 were $217.8 million, $348.0 million and $546.9 million, respectively.

Project specific financings mature as follows: 2011 — $134.6 million; 2012 — $35.4 million; and 2013 — $1.8 million.

The Company’s project specific financings require Brookfield Homes Holdings Inc., a wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net debt to capitalization ratio of no greater than 65% and a net debt to tangible net worth of no greater than 2.50 to 1. As of December 31, 2010, the Company was in compliance with all its covenants.

Other financings of $160.0 million (December 31, 2009 — $150.0 million) consist of amounts drawn on two unsecured revolving credit facilities due to subsidiaries of the Company’s largest stockholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $100.0 million, matures December 2011 and bears interest at a rate of LIBOR plus 3.5% per annum. At December 31, 2010, this facility was fully drawn. During the years ended December 31, 2010, 2009 and 2008, interest of $3.8 million, $6.1 million and $13.7 million, respectively, was incurred related to this facility.

The revolving acquisition and operating facility was entered into during February 2009, is in a principal amount not to exceed $100.0 million, matures December 2012 and initially bears interest at 12% per annum. This facility is available for the acquisition of housing and land assets and for operations. At December 31, 2010, $60.0 million had been drawn on this facility. During the years ended December 31, 2010 and 2009, interest of $6.4 million and $3.5 million, respectively was incurred related to this facility.

The covenants with respect to these facilities are to maintain a minimum stockholders’ equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 70%. As of December 31, 2010, the Company was in compliance with all of its covenants with respect to these facilities.

Note 7. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheet are summarized as follows:

	December 31
	2010	2009
Trade payables and cost to complete accruals	$38,881	$37,518
Warranty costs (Note 13 (c))	10,529	13,126
Customer deposits	1,987	3,357
Stock-based compensation (Note 9)	8,076	5,878
Loans from other interests in consolidated subsidiaries	14,168	17,118
Accrued and deferred compensation	3,464	3,268
Swap contracts (Note 13 (e))	15,206	14,192
Consolidated land option contracts (Note 2)	25,206	25,434
Dividends payable	9,922	—
Other	7,825	2,299

	$135,264	$122,190

Note 8. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax asset are as follows:

	December 31
	2010	2009
Differences relating to housing and land inventory	$5,468	$23,388
Compensation deductible for tax purposes when paid	3,271	2,641
Differences related to derivative instruments	4,927	5,235
Loss carry-forwards	18,965	8,848

	$32,631	$40,112

The Company has computed the tax provisions for the periods presented based upon accounting income, adjusted for expenses that are not deductible for tax purposes. The expense / (recovery) for income taxes for each of the three years ended December 31, 2010, 2009 and 2008 are as follows:

	December 31
	2010	2009	2008
Current	$(3,775)	$(39,460)	$(67,366)
Deferred	7,481	19,326	(3,495)

Income tax expense / (recovery)	$3,706	$(20,134)	$(70,861)

A reconciliation of the statutory income tax rate and the effective rate follows:

	December 31
	2010	2009	2008
Statutory federal rate	35.0%	35.0%	35.0%
State income tax	3.0%	3.0%	3.0%
Uncertain tax liability reversals	—	2.9%	—
Interest and other penalties	7.7%	—	—
Other	—	1.2%	—

Effective rate	45.7%	42.1%	38.0%

In accordance with the provisions of ASC Topic 740, the Company assesses, at each reporting period, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considered the following significant factors: an assessment of recent years’ profitability and losses, adjusted to reflect the effects of changes to the Company’s capital structure that have resulted in a significant reduction in the amount of interest-bearing debt; the Company’s expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends) and including the effects of reduced interest expense due to the reduction in the amount of interest-bearing debt; the financial support of the Company’s largest stockholder as evidenced by the credit facilities in place; the long period of 10 to 20 years or more in all significant operating jurisdictions before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. The Company’s tax effected loss carry-forwards of $19.0 million expire between the years 2028 and 2030 based on the more likely than not standard in the guidance and the weight of available evidence, the Company does not believe a valuation allowance against its deferred tax assets is necessary. However, the recognition of deferred tax assets is based upon an estimate of future results and differences between the expected and actual financial performance of the Company could require all or a portion of the deferred tax assets to be expensed. The Company will continue to evaluate the need for a valuation allowance in future reporting periods.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits / obligations in income tax (recovery) / expense. During the year ended December 31, 2010, the Company incurred $0.6 million of tax-related interest and penalties (2009 — nil; 2008 — nil). For the year ended December 31, 2010, the Company did not reverse any uncertain tax liabilities (2009 — $1.4 million; 2008 — nil). The statute of limitations for the Company’s major tax jurisdictions remains open for examination for fiscal years 2006 through 2009.

Note 9. Stock-Based Compensation

Option Plan

Brookfield Homes grants options to purchase shares of the Company’s common stock at the market price of the shares on the day the options are granted. The Company’s 2009 stock option plan authorizes a maximum of three million shares for issuance.

The fair value of the Company’s stock option awards is calculated at the grant date using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of the Company’s common stock. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award granted. The Company uses historical data to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s share-based payment plan and represents the period of time that stock option awards granted are expected to be outstanding. The expected term of stock options granted for the remaining participants is derived by using the simplified method.

The significant weighted average assumptions relating to the valuation of the Company’s stock options granted during the years ended December 31, 2010 and 2009 subject to graded vesting are as follows:

	2010	2009
Dividend yield	0.0%	0.0%
Volatility rate	72%	74%
Risk-free interest rate	3.7%	2.9%
Expected option life (years)	7.5	7.5

The total compensation recognized in income related to the Company’s stock options during the years ended December 31, 2010, 2009 and 2008 was expense of $1.1 million, income of $0.5 million and income of $1.5 million, respectively.

The following table sets out the number of common shares that employees of the Company may acquire under options granted under the Company’s stock option plans:

	December 31, 2010		December 31, 2009		December 31, 2008
	Shares	Weighted Average per Common Share Exercise Price	Shares	Weighted Average per Common Share Exercise Price	Shares	Weighted Average per Common Share Exercise Price
Outstanding, beginning of year	2,155,000	$10.21	875,000	$30.57	782,319	$30.11
Granted	579,000	7.79	1,670,000	2.65	210,000	$15.90
Exercised	(38,000)	2.46	(25,000)	2.65	(117,319)	$1.28
Cancelled	(59,000)	6.16	(365,000)	24.92	—	—

Outstanding, end of year	2,637,000	9.88	2,155,000	10.21	875,000	$30.57

Options exercisable, end of year	507,000	$26.39	339,200	$29.35	304,400	$30.39

The weighted average grant date fair value of options granted during 2010 was $5.38 per option compared to $1.74 per option in 2009 and $6.65 per option in 2008. The intrinsic value of options exercised during 2010, 2009 and 2008 was $0.1 million; $0.1 million; and $1.0 million, respectively. Shares were issued out of treasury stock for 38,000 options exercised during the year. At December 31, 2010, the aggregate intrinsic value of options currently exercisable is $0.8 million and the aggregate intrinsic value of options outstanding is $5.0 million. A summary of the status of the Company’s unvested options included in equity as of December 31, 2010 and changes during the year ended December 31, 2010 is as follows:

	December 31, 2010
	Shares	Weighted Average Fair Value per Share
Unvested options outstanding, December 31, 2009	1,815,800	1.51
Granted	579,000	5.38
Vested	(206,800)	1.11
Cancelled	(58,000)	3.44

Unvested options outstanding, December 31, 2010	2,130,000	2.49

At December 31, 2010, there was $3.6 million of unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted average period of approximately 2.8 years.

The following table summarizes information about stock options held by employees of the Company outstanding at December 31, 2010:

Exercise Prices per Share	Options Outstanding at December 31, 2010	Weighted Average Remaining Contract Life	Options Exercisable at December 31, 2010
$1.74	38,000	2.2	38,000
$21.94	70,000	3.2	70,000
$36.25	94,000	4.2	94,000
$52.00	90,000	5.2	72,000
$36.41	160,000	6.2	96,000
$15.90	145,000	7.2	58,000
$2.65	1,491,000	8.2	79,000
$7.34	255,000	9.2	—
$8.23	294,000	9.8	—

	2,637,000	7.7	507,000

Deferred Share Unit Plans

The Company has adopted a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors may, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. The annual awards are convertible into units based on the closing price of the Company’s shares on the New York Stock Exchange on the date of the award. The portion of the annual bonus award elected by an officer to be received in units may be increased by a factor of up to two times for purposes of calculating the number of units to be allocated under the plan. The deferred share unit plan also permits the Compensation Committee to award deferred share units to the Company’s executives in order to further align the recipients’ interests with those of our stockholders. An executive or director who holds units will receive additional units as dividends are paid on shares of the Company’s common stock, on the same basis as if the dividends were reinvested. The units vest over a five year period and participants are allowed to redeem the units only upon ending their employment with the Company through retirement, resignation, termination or death. The cash value of the units, when redeemed, will be equivalent to the market value of an equivalent number of shares of the Company’s common stock on such date.

In addition, the Company has adopted a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The DSUP and the MDSUP provide that no shares of the Company’s common stock will be issued, authorized, reserved, purchased or sold at any time in connection with units allocated and under no circumstances are units considered shares of common stock, or entitle any participant to the exercise of any other rights arising from the ownership of shares of common stock. As of December 31, 2010, the Company had granted 1,213,993 units under the DSUP, of which 872,824 were outstanding at December 31, 2010, and of which 537,430 units are currently vested and 335,394 vest over the next five years. As of December 31, 2010, the Company had granted 73,374 units under the MDSUP, all of which were vested and outstanding at December 31, 2010. The liability of $8.1 million (December 31, 2009 — $5.9 million) which relates to 859,148 units under the DSUP and MDSUP is included in accounts payable and other liabilities. The remaining 87,050 units vest during the years ending December 31, 2011 to 2014. The financial statement impact for the DSUP and MDSUP for year ended December 31, 2010, 2009 and 2008 was expense of $2.3 million, expense of $3.4 million and income of $5.6 million, respectively. Compensation recognized in income will fluctuate based on the year end share price. The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management may redeem under the Company’s DSUP and MDSUP:

December 31, 2010
Outstanding, January 1, 2010	936,109
Granted	23,846
Redeemed	(13,757)
Cancelled	—

Outstanding, December 31, 2010	946,198

Deferred Share Units Vested, December 31, 2010	610,804

Note 10. Other Interests in Consolidated Subsidiaries and Noncontrolling Interest

Other interests in consolidated subsidiaries includes ownership interests of certain business unit presidents of the Company totaling $42.5 million (December 31, 2009 — $47.0 million). In the event a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated bulk sales value of the business units’ net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2010 and 2009:

	December 31
	2010	2009
Other interests in consolidated subsidiaries, beginning of year	$47,011	$49,839
Net loss attributable to other interests in consolidated subsidiaries	(976)	(4,316)
(Distributions to) / contributions from other interests in consolidated subsidiaries	(3,574)	1,488

Other interests in consolidated subsidiaries, end of year	$42,461	$47,011

In accordance with ASC Topic 810 “Consolidation” (formerly SFAS 160), noncontrolling interest has been classified as a component of total equity and the net loss on the consolidated statements of operations has been adjusted to include the net income / (loss) attributable to noncontrolling interest which for the year ended December 31, 2010 was income of $0.3 million (2009 — loss of $0.4 million) and other interests in consolidated subsidiaries which for the year ended December 31, 2010 was loss of $1.2 million (2009 — loss of $4.3 million).

The Company has recorded $1.1 million of income for the year ended December 31, 2010 relating to the forfeiture of another member’s interest in a consolidated entity, which has been included in other income / (expense).

Noncontrolling interest includes third-party investments in unconsolidated entities of $6.5 million (December 31, 2009 — $7.3 million).

Note 11. Stockholders’ Equity

(a) Preferred Stock — The Company granted rights to its common stockholders of record on April 3, 2009 to subscribe for 10,000,000 shares of 8% convertible preferred stock, par value $0.01 per share at a subscription price of $25 per share. On April 27, 2009, the stockholders of the Company fully subscribed for the 10.0 million shares of convertible preferred stock. The shares of convertible preferred stock are convertible, at the option of the stockholder, into shares of common stock, at a conversion rate of 3.571428571 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of $7.00 per share, subject to future adjustment. Dividends on the convertible preferred stock are fully cumulative, without interest, from the date of original issuance of the convertible preferred stock and will be payable semi-annually in arrears, at the Company’s election, in cash, shares of common stock or a combination of cash and common stock. There were no preferred stock dividends in arrears for the period ended December, 31, 2010. The convertible preferred stock is perpetual and does not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the common stock is greater than $14 per share, the Company may, at its option, require all preferred stock to be automatically converted into common shares.

(b) Common Stock — During the year ended December 31, 2009, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the total number of authorized shares of common stock from 65,000,000 shares to 200,000,000 shares.

(c) Treasury Stock — The Company’s Board of Directors approved a share repurchase program that allows the Company to repurchase in aggregate up to $144.0 million of the Company’s outstanding common shares, of which the remaining amount approved for repurchases at December 31, 2010 was $48.8 million. During the years ended December 31, 2010, 2009 and 2008, the Company did not repurchase any shares. During the year ended December 31, 2010, 1,213,393 treasury shares were issued pursuant to a stock dividend paid to the preferred stockholders. This issuance of treasury stock was accounted for on an average cost basis. The difference between the amount of the $10.0 million dividend and the average cost of the treasury shares of $55.2 million issued has been charged to retained earnings.

(d) Dividends — During the year, the Company’s Board of Directors paid a stock dividend of 1,213,393 common shares utilizing treasury stock, to the preferred stockholders on June 30, 2010 and a cash dividend of $1.00 per preferred share on December 31, 2010. At December 31, 2010, $9.9 million was included in accounts payable and other liabilities relating to the cash dividend. No dividends were paid during the year ended December 31, 2010 relating to the common shares outstanding.

(e) Exercise of Stock Options — During the year ended December 31, 2010, certain employees exercised options to purchase a total of 38,000 shares of the Company’s common stock at an average price of $2.46 per share. During the year ended December 31, 2009, an employee exercised options to purchase a total of 25,000 shares of the common stock at an average price of $2.65 per share.

Note 12. Loss Per Share

Basic and diluted loss per share attributable to Brookfield Homes Corporations’ common stockholders for the years ended December 31, 2010, 2009 and 2008 were calculated as follows:

	Years Ended December 31
	2010	2009	2008
Numerator:
Net income / (loss) attributable to Brookfield Homes Corporation	$4,427	$(27,709)	$(115,615)
Less: Preferred stock dividends	(19,995)	(13,500)	—

Net loss attributable to common stockholders	$(15,568)	$(41,209)	$(115,615)

Denominator:
Basic average common shares outstanding	29,087	26,838	26,688
Dilutive effect of stock options assumed to be exercised	—	—	—
Dilutive effect of preferred stock assumed to be converted	—	—	—

Diluted average shares outstanding	29,087	26,838	26,688

Basic loss per share	$(0.54)	$(1.54)	$(4.33)

Diluted loss per share	$(0.54)	$(1.54)	$(4.33)

At December 31, 2010, options to purchase 2.6 million common shares were outstanding and anti-dilutive and were excluded from the computation of diluted earnings per share ( 2009 — 2.2 million; 2008 — 0.9 million). For the year ended December 31, 2010 and 2009, approximately 10.0 million preferred shares convertible into 35.7 million common shares were outstanding and anti-dilutive and were excluded from the computation of diluted earnings per share.

Note 13. Commitments, Contingent Liabilities and Other

(a) The Company, in the normal course of its business, has issued performance bonds and letters of credit pursuant to various facilities which at December 31, 2010, amounted to $140.1 million (December 31, 2009 —$120.7 million, 2008 — $148.3 million) and $6.5 million (December 31, 2009 — $8.5 million, 2008 — $11.6 million), respectively. The majority of these commitments have been issued to municipal authorities as part of the obligations of the Company in connection with the land servicing requirements.

(b) The Company is party to various legal actions arising in the ordinary course of business. In addition, the Company is party to a lawsuit that has been filed in Delaware, Chancery Court, alleging breach of fiduciary duties relating to a potential transaction (see Note 16). Management intends to vigorously defend these claims and believes the claims are without merit. An estimate of the possible loss or range of loss cannot be made. Management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

(c) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state where the Company conducts business which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s warranty liability for the years ended December 31, 2010 and 2009:

	2010	2009
Balance, at beginning of year	$13,126	$13,123
Payments made during the year	(1,765)	(2,459)
Warranties issued during the year	1,705	2,491
Adjustments relating to pre-existing warranties	(2,537)	(29)

Balance, at end of year	$10,529	$13,126

(d) The Company leases certain facilities under non-cancelable operating leases. Rental expense incurred by the Company amounted to $2.3 million for 2010 (2009 — $2.5 million; 2008 — $3.6 million). At December 31, 2010, future minimum rent payments under these operating leases were as follows:

Lease Payments
2011	$1,851
2012	$1,762
2013	$1,070
2014	$558
Thereafter	$222

(e) The Company is exposed to financial risk that arises from the fluctuations in interest rates. The interest bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate cost. The Company would be negatively impacted, on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2010, the Company had five interest rate swap contracts outstanding which effectively fixed $150.0 million at an average rate of 4.9%. The contracts expire between 2011 and 2017. At December 31, 2010, the fair market value of the contracts was a liability of $15.2 million (2009 — $14.2 million) and was included in accounts payable and other liabilities. Expense of $1.0 million was recognized during the year ended December 31, 2010 (2009 — income of $11.4 million; 2008 — expense of $19.4 million) and was included in other income / (expense). All interest rate swaps are recorded at fair market value and are presented in the consolidated statements of operations because hedge accounting has not been applied. See Note 14 for additional disclosure.

(f) The Company is exposed to financial risk that arises from fluctuations in its common stock price. To hedge against future deferred share unit payments, in August 2009, the Company entered into a total return swap transaction at an average cost of $7.31 per share on 1,022,987 shares, which matured in August 2010. In August 2010, the Company entered into a new total return swap transaction at an average cost of $7.18 per share on 1,022,987 shares, maturing in August 2011. At December 31, 2010, the fair market value of the total return swap was an asset of $2.2 million and was included in accounts receivable and other assets (December 31, 2009 — asset of $0.7 million). Income of $1.4 million was recognized during the year ended December 31, 2010 (2009 — income of $3.9 million; 2008 — expense of $11.3 million) and was included in selling, general and administrative expense. This income for the year ended December 31, 2010 was partially offset by an expense of $2.3 million relating to the Company’s stock-based compensation plans (2009 — expense of $3.9 million; 2008 — income of $7.1 million). The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 14 for additional disclosure.

(g) Prior to the second quarter of 2009, the Company offered mortgage brokerage services to its home buying customers in each of its markets. The Company had agreements with various lenders to receive a fee on loans made by the lenders to customers that the Company introduces to the lenders. The Company provided mortgage origination services to its customers in the Washington D.C. Area and did not retain or service the mortgages it originated. The Company customarily sold all of the loans and loan servicing rights that it originated in the secondary market within a month of origination and on a limited recourse basis, generally limited to early payments, defaults, or fraud and misrepresentation. Effective April 1, 2009, the Company no longer originates and sells mortgages.

Note 14. Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (formerly SFAS 157) provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

The Company’s financial assets are measured at fair value on a recurring basis and are as follows:

Fair Value Measurements Using Significant Observable Inputs (Level 2)
Interest rate swap contracts at December 31, 2010	$(15,206)

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the USD LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Equity swap contract at December 31, 2010	$2,238

The fair value measurement for the equity swap contract is determined based on the notional amount, stock price, the number of underlying shares and the three month USD LIBOR rate. The Company performed a sensitivity analysis of the estimated fair value and the impact to the consolidated financial statements using alternative reasonably likely assumptions on December 31, 2010 and the impact to the consolidated financial statements was nominal.

The fair value measurements for housing and land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of housing and land inventory deemed to be impaired during the year ended December 31, 2010, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on home sales that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 “Property, Plant and Equipment” (formerly SFAS 144) and ASC Topic 820 “Fair Value Measurements and Disclosures” (formerly SFAS 157). For the year ended December 31, 2010, no impairment charges have been recognized. For the year ended December 31, 2009, housing and land inventory on four projects with a carrying amount of $36.3 million were written down to their fair value of $25.1 million based on Level 3 inputs, resulting in an impairment charge of $11.2 million, which was included in impairment and write-off of option deposits. For the year ended December 31, 2008, housing and land inventory on 14 projects with a carrying amount of $407.5 million was written down to a fair value of $310.1 million based on Level 3 inputs, resulting in an impairment charge of $97.4 million, which was included in impairment and write-off of option deposits. The lots impaired represent all of the lots within a project that is determined to be impaired.

Note 15. Segment Information

As defined in ASC Topic 280, “Segmented Reporting,” the Company has five operating segments. The Company has four reportable segments: Northern California, Southland / Los Angeles, San Diego / Riverside, and the Washington D.C. Area.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specialize in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

	Years Ended December 31
	2010	2009	2008
Revenues:
Northern California	$71,570	$102,264	$128,878
Southland / Los Angeles	86,554	79,125	93,828
San Diego / Riverside	81,014	89,502	86,745
Washington D.C. Area	96,208	93,558	135,416
Corporate and Other	3,520	11,531	4,136

Total Revenues	$338,866	$375,980	$449,003

	Years Ended December 31
	2010	2009	2008
Segment Income/ (Loss) before income taxes:
Northern California	$6,299	$(6,475)	$(29,213)
Southland / Los Angeles	8,406	(4,926)	(18,923)
San Diego / Riverside	3,189	(22,339)	(87,571)
Washington D.C. Area	7,920	(11,722)	(33,147)
Corporate and Other	(18,657)	(7,134)	(35,244)

Income / (loss) before Income Taxes	$7,157	$(52,596)	$(204,098)

	December 31
	2010	2009
Housing and Land Assets:(1)
Northern California	$206,994	$201,164
Southland / Los Angeles	127,682	122,504
San Diego / Riverside	313,706	336,458
Washington D.C. Area	234,255	226,768
Corporate and Other	43,141	40,846

Total	$925,778	$927,740

(2)	Consists of housing and land inventory including investments in unconsolidated entities.

The following tables set forth additional financial information relating to the Company’s reportable segments:

	Years Ended December 31
	2010	2009	2008
Equity / (Loss) in Earnings from Unconsolidated Entities:
Northern California	$1,371	$2,382	$—
San Diego / Riverside	(1)	—	1,974
Washington D.C. Area	(604)	(317)	14
Corporate and Other	(958)	(734)	1,314

Total	$(192)	$1,331	$3,302

Impairment of Housing and Land Inventory:
Northern California	$—	$—	$21,172
Southland / Los Angeles	—	2,600	15,695
San Diego / Riverside	—	1,195	42,498
Washington D.C. Area	—	12,900	35,759
Corporate and Other	—	7,268	—

Total	$—	$23,963	$115,124

Impairment of Investments in Unconsolidated Entities:
San Diego / Riverside	$—	$(9,243)	$(37,863)
Washington D.C. Area	—	(3,435)	—
Corporate and Other	—	(317)	—

Total	$—	$(12,995)	$(37,863)

	December 31
	2010	2009
Investments in Unconsolidated Entities:
Northern California	$—	$—
Southland / Los Angeles	64,833	48,050
San Diego / Riverside	2,050	2,694
Washington D.C. Area	46,579	34,971
Corporate and Other	10,907	6,762

Total	$124,369	$92,477

All revenues from external customers originate in the United States and all the Company’s assets are in the United States. There were no customers that contributed 10% or more of the Company’s total revenues during the years ended December 31, 2010, 2009 and 2008.

Note 16. Potential Transaction

On October 4, 2010, Brookfield Properties Corporation, Brookfield Homes Corporation and Brookfield Residential Properties Inc. (“Brookfield Residential”), a wholly-owned subsidiary of Brookfield Asset Management Inc., entered into a definitive agreement to combine Brookfield Homes and the North American residential land and housing division of Brookfield Properties into Brookfield Residential. Completion of the transaction is subject to regulatory approval in the United States and Canada, the approval of the holders of a majority of the outstanding Brookfield Homes common stock and other customary closing conditions. Brookfield beneficially owns, through Brookfield Residential, sufficient shares to approve the transaction and has agreed to vote in favor of the transaction at the Brookfield Homes stockholders meeting scheduled for March 25, 2011.

BPO RESIDENTIAL

FINANCIAL STATEMENTS

December 31, 2010

BPO RESIDENTIAL

BALANCE SHEETS

		December 31,
	Note	2010	2009
	(All dollar amounts are denominated in
	thousands of U.S. dollars)
ASSETS
Land and Housing Inventory	2	$1,392,538	$1,379,406
Investments in Unconsolidated Entities	3	12,834	556
Receivables	4	139,425	132,396
Other Assets	5	34,721	25,287
Deferred Income Taxes	6	42,594	52,870
Due from Affiliates	9	19,000	19,061
Cash		4,345	8,015
Restricted Cash	1	—	1,014

		$1,645,457	$1,618,605

LIABILITIES
Secured Debt	7	$67,819	$87,211
Bank Indebtedness	8	421,686	89,930
Due to Affiliates	9	204,040	425,096
Accounts Payable and Other Liabilities	10	153,192	205,641

		846,737	807,878

Commitments, Contingent Liabilities and Other	12
EQUITY IN NET ASSETS		798,720	810,727

		$1,645,457	$1,618,605

See accompanying notes to the financial statements

BPO RESIDENTIAL

STATEMENTS OF INCOME

		Years Ended December 31,
	Note	2010	2009	2008
	(All dollar amounts are denominated in thousands of U.S. dollars)
REVENUE
Land		$308,051	$227,187	$354,729
Housing		307,257	150,937	222,997
Interest and Other		17,056	5,862	10,696

		632,364	383,986	588,422

DIRECT COST OF SALES
Cost of Sales — Land		160,481	118,274	142,686
Cost of Sales — Housing		251,617	131,387	180,012
Impairment of Land Inventory	2	—	17,075	3,300

		412,098	266,736	325,998

EXPENSES
Selling, General and Administrative		34,817	27,031	36,632
Depreciation		3,107	2,604	2,261

		37,924	29,635	38,893

Equity in (Loss) Earnings of Unconsolidated Entity	3	(69)	1,309	1,229

INCOME BEFORE INCOME TAXES		182,273	88,924	224,760
Income Tax Expense	6	54,709	22,593	62,752

NET INCOME		127,564	66,331	162,008
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	11	488	818	303

NET INCOME ATTRIBUTABLE TO PARENT COMPANY		$128,052	$67,149	$162,311

See accompanying notes to the financial statements

BPO RESIDENTIAL

STATEMENTS OF EQUITY

		Years Ended December 31,
	Note	2010	2009	2008
	(All dollar amounts are denominated in thousands of U.S. dollars)
EQUITY
Opening Balance		$769,337	$928,357	$683,578
Net Income Attributable to Parent Company		128,052	67,149	162,311
(Distributions) Contributions of Capital	6	(166,480)	(226,169)	82,468

Ending Balance		730,909	769,337	928,357
ACCUMULATED OTHER COMPREHENSIVE INCOME
Opening Balance		32,602	(80,567)	83,441
Other Comprehensive Income (Loss)		35,209	113,169	(164,008)

Ending Balance		67,811	32,602	(80,567)

NON-CONTROLLING INTEREST	11	—	8,788	9,606

TOTAL EQUITY IN NET ASSETS		$798,720	$810,727	$857,397

See accompanying notes to the financial statements

STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2010	2009	2008
Net Income Attributable to Parent Company	$128,052	$67,149	$162,311
Other Comprehensive Income (Loss)
Foreign Currency Translation	35,209	113,169	(164,008)

Total Other Comprehensive Income (Loss)	35,209	113,169	(164,008)

Comprehensive Income (Loss)	$163,261	$180,318	$(1,697)

See accompanying notes to the financial statements

BPO RESIDENTIAL

STATEMENTS OF CASHFLOWS

	Years Ended December 31,
	2010	2009	2008
	(All dollar amounts are denominated in thousands of U.S. dollars)
Net Income	$127,564	$66,331	$162,008
Depreciation	3,107	2,604	2,261
Cost of Sales greater (less) than Development
Costs Incurred	22,303	35,496	(104,888)
Land Acquisitions	(4,159)	(10,800)	(37,882)
Land Deposits and Investigation Costs	(14,167)	(10,464)	(13,306)
Decrease (Increase) in Deferred Income Taxes	8,152	(21,977)	10,923
Impairment of Land Inventory	—	17,075	3,300
(Increase) Decrease in Receivables	(5,595)	945	(36,334)
(Decrease) Increase in Accounts Payable	(8,011)	38,106	15,219
Other	(195)	474	425

NET CASH PROVIDED BY OPERATING ACTIVITIES	128,999	117,790	1,726

Increase (Decrease) in Bank Indebtedness	316,992	(264,197)	34,980
Secured Debt Arranged	39,784	42,310	73,701
Secured Debt Repaid	(58,065)	(68,251)	(93,780)
(Decrease) Increase in Due to/from Affiliates	(111,207)	187,458	(27,014)
(Distributions) Contributions of Equity	(319,720)	(4,080)	6,536

NET CASH USED IN FINANCING ACTIVITIES	(132,216)	(106,760)	(5,577)

Decrease in Restricted Cash	1,036	32	2,135
Contributions from Unconsolidated Entity	485	1,491	2,485
Capital Expenditures	(2,299)	(6,855)	(5,351)

NET CASH USED IN INVESTING ACTIVITIES	(778)	(5,332)	(731)

NET (DECREASE) INCREASE IN CASH	(3,995)	5,698	(4,582)

Cash, Beginning of Year	8,015	2,330	7,549
Foreign Exchange on Cash	325	(13)	(637)

CASH, END OF YEAR	$4,345	$8,015	$2,330

Cash Interest Paid	$31,453	$27,075	$41,059
Cash Taxes Paid	76	276	253

See accompanying notes to the financial statements

Note 1 — Significant Accounting Policies

a) Basis of Presentation

These financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), represent a carve out of the Residential Development Operations (collectively, the “Company”, “Residential Operations” or the “Operations”) from the consolidated financial statements of Brookfield Properties Corporation (“BPO”). These statements reflect the assets, liabilities, results of operations and cash flows relating to BPO’s residential development subsidiaries, in addition to certain assets, liabilities, results of operations and cash flows of BPO related to the Residential Operations, including capitalized interest incurred on behalf of the Residential Operations. The residential development subsidiaries include Brookfield Homes Holdings Ltd., Brookfield Homes (Ontario) Limited (“BHOL”), Carma Developers LP and Carma Ltd. (collectively, the “Canadian Operations”) and Carma Inc. (the “U.S. Operations”).

As the Residential Operations are an unincorporated combined entity, these financial statements represent the equity in the net assets of the Operations rather than the shareholders’ equity. In addition, while the Operations are not a taxable legal entity, current and deferred income taxes have been provided in these financial statements as if they were.

Due to the inherent limitations of carving out the assets, liabilities, results of operations and cash flows from larger entities, these financial statements may not necessarily reflect the Residential Operations financial position, results of operations and cash flows for future periods, nor do they reflect the financial position, results of operations and cash flows that would have been realized had the Residential Operations been a stand-alone entity during the periods presented.

b) Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) Land and Housing Inventory

Land and housing inventory is recorded at the lower of its cost and estimated recoverable amount. Capitalized costs include land and land acquisition costs, development costs, housing construction in progress, interest, property taxes, and general and administrative costs directly attributable to the development of inventory. Costs are allocated to the saleable acreage of each project or subdivision based on the front footage of the units or in proportion to the relative anticipated revenue of the units, as applicable.

Recoverability of inventory assets is made at a specific point in time, given current relevant market information, and is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. This estimate is subjective and involves uncertainties and judgment. When a specific property’s estimated undiscounted cash flows are determined to be less than the carrying value, the property is considered to be impaired and is written down to the discounted present value. Carrying charges, including interest, are not capitalized to inactive projects.

A provision has been accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots’ pro rata share of costs to be incurred for specified areas within each subdivision phase.

d) Revenue Recognition

i) Land Sales: Revenues are recognized when title is passed to the purchaser upon closing, all material conditions of the sales contract have been met, a significant cash down payment or appropriate security is received and collection of remaining proceeds is reasonably assured.

ii) Housing Sales: Revenues are recognized when funds have been transferred or are held in trust, possession of the completed housing unit has taken place and all risks and rewards of ownership, including title transfer, have passed to the homeowner.

iii) Commercial Property Sales: Revenues are recognized when the purchase and sale agreement have been duly executed and delivered, funds have been collected or are held in trust and all risks and rewards of ownership, including title, have transferred to the buyer.

e) Restricted Cash

Restricted cash includes funds held in trust by legal representatives due to the timing of land title processing and therefore the timing of transfer of mortgage proceeds.

f) Reporting Currency and Foreign Currency Translation

The financial statements are presented in U.S. dollars, the functional currency of BPO. The assets, liabilities and operations of the Canadian Residential Operations, which have the Canadian dollar as their functional currency, are translated using the current rate method. Gains or losses on translation of the Canadian Residential Operations are deferred and included in other comprehensive income as foreign currency translation gains or losses.

g) Income Taxes

Income taxes are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 740 “Income Taxes” (formerly Statement of Financial Accounting Standards (“SFAS”) 109). Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Operations consider the following significant factors: an assessment of recent years’ profitability and losses; its expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the period of ten years or more in all significant operating jurisdictions before the expiry of non-capital losses from the U.S. Operations; and that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. However, the recognition of deferred tax assets is based upon an estimate of future results and differences between the expected and actual financial performance which could require all or a portion of the deferred tax assets to be derecognized. The Operations will continue to evaluate the need for a valuation allowance in future periods. Based on the more likely than not standard in the guidance and the weight of available evidence, the Operations do not believe a valuation allowance against the deferred tax asset at December 31, 2010 or December 31, 2009 is necessary.

ASC Topic 740 requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-than-likely-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements. At December 31, 2010 and December 31, 2009, the Operations did not have any unrecognized tax benefits or liabilities.

h) Investments in Unconsolidated Entities

Entities where the Company exercises significant influence and has less than a controlling interest are accounted for using the equity method.

i) Variable Interest Entities

The Company accounts for variable interest entities (“VIEs”) in accordance with ASC Topic 810 “Consolidation” (formerly FIN 46(R)). The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual returns of the VIE or both is considered to be the primary beneficiary of the entity and is required to consolidate such entity.

j) Capital Assets

Capital assets are recorded at cost less accumulated amortization. The Company provides for amortization using the straight line method. Leasehold improvements are amortized over the term of the lease and equipment is amortized over three to five years.

k) Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS 167) amending the consolidation guidance applicable to variable interest entities and the definition of a variable interest entity, and requiring enhanced disclosures to provide more information about a company’s involvement in a variable interest entity. This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. This guidance is effective for the fiscal year beginning January 1, 2010. This pronouncement does not have a material impact to the financial statements.

Note 2 — Land and Housing Inventory

Land and housing inventory includes homes completed and under construction, lots ready for construction, land under development and land held for development, which will be sold as building lots to other homebuilders or used in the Company’s homebuilding operations. The following summarizes the components of inventory:

	December 31,
	2010	2009
Housing Units	$86,208	$102,004
Land Held and Land Under Development	1,306,330	1,277,402

	$1,392,538	$1,379,406

The Company capitalizes interest to active projects which is expensed as housing units and building lots are sold. Interest incurred and capitalized during the years ended December 31, 2010, 2009 and 2008 on account of land and housing inventory was $30.6 million, $26.4 million and $40.8 million, respectively. Capitalized interest charged as a cost of sales for the same periods was $29.4 million, $23.8 million and $21.5 million, respectively.

No impairments have been recorded for the year ended December 31, 2010 (2009 — $17.1 million and 2008 — $3.3 million of impairment recognized in the U.S. Operations relating to land inventory).

Note 3 — Investments in Unconsolidated Entities

The Residential Operations participate in a venture in which it has a 50% interest.

Summarized condensed financial information of the unconsolidated entity is as follows:

	December 31,
	2010	2009
Assets	$33	$1,537
Liabilities	9	426

	Years Ended December 31,
	2010	2009	2008
Revenue	$2	$3,941	$4,180
Expenses	140	1,322	1,723

Net (Loss) Income from Operations	$(138)	$2,619	$2,457

Operations’ Share of Net (Loss) Income	$(69)	$1,309	$1,229

As at December 31, 2009, all land and housing assets of the joint venture had been sold and no future operating cash flows are anticipated.

Also, during the year, the Company purchased a 50% non-controlling interest in a partnership through the transfer of land and a nominal cash amount. This non-monetary transaction was recorded at book value.

Summarized condensed non-consolidated financial information of the unconsolidated entity is as follows:

December 31, 2010
Assets	$25,644
Liabilities	—
Net Income	—

All transactions are conducted at the exchange amount which is the amount agreed to by the parties.

Note 4 — Receivables

The components of receivables included in the balance sheets are summarized as follows:

	December 31,
	2010	2009
Development Recovery Receivables	$83,404	$82,236
Real Estate Receivables	35,369	39,755
Sundry and Miscellaneous Receivables	20,652	10,405

	$139,425	$132,396

The Company has entered into development and cost sharing agreements for the recovery of development expenditures with certain Metro Districts and developers whereby the Company has undertaken to put in place the infrastructure costs for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to 6%. The fair value of these receivables is determined by discounting contractual principal and interest payments, where required, at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for instruments with similar terms and risk. The carrying value of these real estate receivables approximates fair value due to the floating interest rates being charged on the majority of the balance.

Real estate receivables include vendor take back (“VTB”) mortgages receivable. The collection terms range from one to three years and bear interest at different amounts including Canadian prime to prime plus 1% and fixed interest rates between 7% and 8%. For the year ended December 31, 2010, and 2009, the VTB’s receivable totaled CAD$33.8 million (USD$33.9 million) and CAD$38.1 million (USD$38.2 million), respectively.

As at December 31, 2010 and December 31, 2009, allowances for doubtful accounts included in the totals above of $5.2 million and $3.4 million, respectively, have been recorded.

Note 5 — Other Assets

The components of other assets included in the balance sheets are summarized as follows:

	December 31,
	2010	2009
Capital Assets	$13,762	$14,771
Prepaid Expenses	1,238	2,018
Non-refundable Earnest Funds and Investigation Fees	19,721	8,498

	$34,721	$25,287

Included in capital assets is accumulated amortization of $7.4 million as at December 31, 2010 ($9.8 million — December 31, 2009).

Note 6 — Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax loss carryforwards. The differences that give rise to the net deferred tax asset are as follows:

	December 31,
	2010	2009
Non-capital Loss Carry-forwards	$26,352	$17,663
Differences Relating to Inventory	10,863	20,733
Compensation Deductible for Tax Purposes when Paid	5,416	16,597
Other Temporary Differences	(37)	(2,123)

	$42,594	$52,870

The non-capital loss carry-forwards expire over the next sixteen to twenty years.

The Company has computed income tax expense for the periods presented based upon accounting income, adjusted for expenses that are not deductible for tax purposes. The expenses (recoveries) are as follows:

	Years Ended December 31,
	2010	2009	2008
Current	$46,557	$44,570	$51,829
Deferred	8,152	(21,977)	10,923

	$54,709	$22,593	$62,752

The Company’s current tax expense of $34.5 million (2009 — $17.2 million and 2008 — $49.7 million) for Carma Developers LP has been recorded as deemed contributions of capital as the partners are ultimately responsible for the filing and payment of taxes in relation to the operations of the Limited Partnership.

A reconciliation of the statutory income tax rate and the effective rate are as follows:

	Years Ended December 31,
	2010	2009	2008
Statutory Rate	28%	29%	30%
US Loss Rate Difference	(1)%	(5)%	(1)%
Other Adjustments	3%	1%	1%

Effective Rate	30%	25%	30%

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax recoveries. For the periods reported, the Company has not incurred any tax-related interest or penalties.

Note 7 — Secured Debt

	December 31,
	2010	2009
Canadian Operations	$19,505	$19,921
U.S. Operations	48,314	67,290

	$67,819	$87,211

Canadian Operations — For the Canadian Operations, the secured debt is repayable in Canadian dollars of $19.5 million as at December 31, 2010 (December 31, 2009 — $21.0 million). This debt relates mainly to vendor take back (“VTB”) mortgages for raw land purchases. The interest rate on secured debt related to land held for future development ranges from 3.25% to 6% and the debt is secured by the related lands

In the current and prior years, the Canadian Operations have not been subject to financial covenants pertaining to secured debt.

U.S. Operations — For the U.S. Operations, the majority of secured debt has floating interest rates ranging from the lower of U.S. prime less 0.5% to LIBOR plus 3.25%, with some facilities having a floor of 4.45%. These debts are secured by the lands to which these borrowings relate and a portion of the floating rate debt is secured by BPO. The remainder of the secured debt bears a fixed interest rate ranging from 5.5% to 6% and is secured by lands and water rights to which the borrowings relate.

These credit facilities contain a minimum net worth requirement of $80 million and a debt to equity covenant of not greater than 1.25:1. In both the current and prior year, the Company has been in compliance with both financial covenants.

Consolidated Operations:

Debt repayments are due as follows:

Year
2011	$45,799
2012	18,317
2013	2,361
2014	—
2015 and thereafter	1,342

$67,819

Note 8 — Bank Indebtedness

The Canadian Operations has four credit facilities, three of which relate to Carma Developers LP and one which relates to Brookfield Homes (Ontario) Ltd. These facilities in the amount of $421.0 million (USD$421.7 million) are repayable in Canadian dollars as at December 31, 2010 (December 31, 2009 —$94.6 million (USD$89.9 million)). These facilities allow the Operations to borrow up to approximately CAD $517 million (USD $518 million) (December 31, 2009 — CAD $463 million (USD $440 million)). The credit facilities bear interest between Canadian prime plus 0.5% and prime plus 1.65% for any outstanding operating indebtedness and are repayable on demand. The bank indebtedness is secured by fixed and floating charges over the land and housing inventory assets of the Canadian Operations, and a general charge over all of the Company’s assets.

The facilities relating to Carma Developers LP contain a minimum net worth requirement of CAD $250 million (USD $250 million) and a debt to equity covenant of not greater than 1.75:1 that the Limited Partnership is subject to. The facility relating to Brookfield Homes (Ontario) Ltd. contains three covenants: debt to tangible net worth ratio must be lower than 3.5:1, net worth must exceed CAD $50 million (USD $50 million) and a minimum interest coverage ratio of not less than 3:1. In both the current and prior years, the Company has been in compliance with all such financial covenants.

Note 9 — Related Party Transactions

In the ordinary course of business, the Company enters into certain transactions with related parties which include the other operations within BPO. The amounts shown relate to receivables and payables from BPO and other companies consolidated by BPO not considered part of the Residential Operations.

Amounts due to affiliates are unsecured and are due on demand and bear interest at prime (Canadian or U.S. prime depending on the entity) to prime plus 0.5%. Net interest paid on these facilities was $13.2 million for the year ended December 31, 2010 ($10.9 million — December 31, 2009 and $17.8 million — December 31, 2008).

The amount due from affiliate is an unsecured note and is due on demand. The note bears interest at U.S. prime plus 0.5% payable quarterly. Interest earned during the year amounted to $0.7 million ($0.7 million — December 31, 2009 and $1.1 million — December 31, 2008).

Note 10 — Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the balance sheets are summarized as follows:

	December 31,
	2010	2009
Trade Payables and Accrued Liabilities	$66,142	$94,924
Lot and Damage Deposits	45,572	61,257
Development Costs Payable	39,325	48,028
Home Warranty Costs Payable	1,637	766
Miscellaneous	516	666

	$153,192	$205,641

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Costs are accrued based on historical and anticipated warranty claims, the number of homes sold, and the cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

The following table reflects the changes in the Company’s warranty liability for the years ended December 31, 2010 and December 31, 2009:

	December 31,
	2010	2009
Balance, Beginning of Year	$766	$962
Payments Made During the Year	(1,699)	(1,417)
Warranties Issued During the Year	2,078	1,001
Adjustments for Pre-Existing Warranties	492	220

Balance, End of Year	$1,637	$766

Note 11 — Variable Interest Entity — UCAR Joint Venture

For the year ended December 31, 2009, the Company’s investment in the UCAR Joint Venture met the definition of a VIE and the Operations were the primary beneficiary of the VIE. As a result, the assets, liabilities and results of operations have been consolidated into the annual financial statements with the corresponding non-controlling interest presented.

On March 9, 2010, the Operations acquired the 50% non-controlling interest in the UCAR Joint Venture for a nominal dollar amount. The excess of the non-controlling interest acquired over the consideration was recorded as a deemed contribution to equity.

Assets and liabilities of the VIE for year noted are as follows:

December 31, 2009
Assets:
Investment in Land Held for Sale	$57,644
Other Assets	1,189

58,833

Liabilities:
Accounts Payable and Other Liabilities	1,280
Secured Loan	4,891
Loan Payable to Carma, Inc.	36,686

42,857
Equity	15,976

$58,833

Non-Controlling Interest:

	Years Ended December 31,
	2010	2009
Balance, Beginning of Year	$8,788	$9,606
Investment in Non-Controlling Interest	—	—
Net Loss Attributable to Non-Controlling Interest	(488)	(818)
Non-Controlling Interest Acquired	(8,300)	—

Balance, End of Year	$—	$8,788

Note 12 — Commitments, Contingent Liabilities and Other

Operating Obligations

The Operations have committed to future minimum payments for lease and other obligations as follows:

Year
2011	$4,165
2012	3,987
2013	3,889
2014	3,619
2015 and thereafter	12,062

$27,722

Land Purchase Obligations

As at December 31, 2010, $10.5 million (December 31, 2009 — $76 thousand) of the amount held in Other Assets related to land purchase obligations. The total amount owing on these obligations is $56.4 million (December 31, 2009 — $550 thousand) payable in 2011.

Note 13 — Guarantees

The Operations have financial and construction guarantees as follows:

	December 31,
	2010	2009
Financial Guarantees for Bonds	$19,229	$26,260
Construction Guarantees	69,058	57,663

	$88,287	$83,923

Financial Guarantees for Bonds

The Operations have provided financial guarantees which, as at December 31, 2010, amounted to $19.2 million (December 31, 2009 — $26.3 million) which have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. Operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The value of the guarantees is reduced as completion milestones are achieved on the projects and is terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Operations have not been required to make any payments under these municipal bonds.

Construction Guarantees

In the ordinary course of business, the Operations have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2010, these guarantees amounted to $69.1 million (December 31, 2009 —$57.7 million), which have not been recognized in the financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued to “Accounts Payable and Other Liabilities”. Such guarantees are required by the municipalities in which the Operations operate before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Operations, which verifies that the entity has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Operations have not been required to make any payments under these construction guarantees.

Note 14 — Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (previously SFAS 157) provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

Financial Assets

Other than cash, the Company does not have any financial assets measured at fair value. The Operations’ receivables have been measured at amortized cost. For receivables, the carrying value approximates fair value due to the floating interest rates being charged or due to the short-term nature of the assets.

Financial Liabilities

The Operations’ financial liabilities, which include secured debt, bank indebtedness, due to affiliates and accounts payable and other liabilities have been measured at amortized cost.

The fair value of the secured debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument when floating interest rates are not charged. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2010, book value exceeded fair value of secured debt by $0.1 million (December 31, 2009 — fair value of debt exceeded book value by $0.1 million). The lands to which these borrowings relate generally secure these principal amounts.

The carrying value of bank indebtedness approximates fair value due to its floating rate nature and the carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

Non-Financial Assets

The Operations’ non-financial assets measured at fair value on a nonrecurring basis are those land and housing inventory assets for which the Operations have recorded an impairment. During the year ended December 31, 2010, no impairments have been recorded relating to land and housing inventory. Certain land inventory impairments were taken in fiscal 2009 (refer to Note 2). The table below sets forth the information regarding the Company’s fair value measurement method and values used to determine fair value for land inventory impaired in 2009.

The estimated fair value of land deemed to be impaired by reportable segment as at December 31, 2009 is as follows:

	Pre-Impairment Amount	Total Impairment	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
United States	$341,240	$17,075	$324,165

	$341,240	$17,075	$324,165

The fair value measurements for land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land inventory deemed to be impaired during the year-ended December 31, 2009, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on future land sales. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current land selling prices and margins for the short-term and normalized margins for the long-term. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written-down to fair value. Refer to Note 2 for additional details with respect to impairments.

There are several factors that could lead to changes in the estimate of future cash flows of a given project. The most significant of these include sales price levels actually realized by the project, lot sales activity and the costs incurred to service lots.

Note 15 — Segment Information

The Operations are organized and manage their business based on the geographical areas in which they operate. As defined in ASC Topic 280, “Segmented Reporting” the Company has three operating segments — Alberta, Ontario and the United States.

Each of the Operations’ segments specializes in lot entitlement and development and/or the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk and strategic factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those described in Note 1, “Significant Accounting Policies.”

Revenue:

	Years Ended December 31,
	2010	2009	2008
Land and Housing:
Alberta	$519,430	$298,697	$444,014
Ontario	79,886	73,857	121,800
United States	15,992	5,570	11,912
Interest and Other:
Alberta	11,353	4,280	6,491
Ontario	5,137	—	—
United States	566	1,582	4,205

	$632,364	$383,986	$588,422

Direct Cost of Sales:

	Years Ended December 31,
	2010	2009	2008
Alberta	$315,423	$194,835	$213,424
Ontario	69,650	41,889	87,566
United States	27,025	30,012	25,008

	$412,098	$266,736	$325,998

Gross Margin (Loss) (excludes interest and other revenue):

	Years Ended December 31,
	2010	2009	2008
Alberta	$204,007	$103,862	$230,590
Ontario	10,236	31,968	34,234
United States	(11,033)	(24,442)	(13,096)

	$203,210	$111,388	$251,728

Land and Housing Inventory:

	December 31,
	2010	2009
Alberta	$942,224	$944,005
Ontario	112,687	105,854
United States	337,627	329,547

	$1,392,538	$1,379,406

The following tables set forth additional financial information relating to the Company’s reportable segments:

Impairment of Land Inventory:

	Years Ended December 31,
	2010	2009	2008
Alberta	$—	$—	$—
Ontario	—	—	—
United States	—	17,075	3,300

	$—	$17,075	$3,300

Investment in Unconsolidated Entities:

	December 31,
	2010	2009
Alberta	$12,834	$556
Ontario	—	—
United States	—	—

	$12,834	$556

Note 16 — Subsequent Events

In accordance with ASC Topic 855, the Company has evaluated subsequent events and transactions up to and including February 28, 2011 and, where necessary, has made the appropriate disclosure.

BROOKFIELD RESIDENTIAL

UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL DATA

The following unaudited pro forma combined condensed financial statements combine the historical consolidated balance sheets and statements of operations of BPO Residential and Brookfield Homes. U.S. GAAP requires that combinations of entities under common control be accounted for at the carrying amounts in the accounts of the combining entities, in a manner similar to a pooling of interests. Accordingly, BPO Residential’s and Brookfield Homes’ assets and liabilities have been combined at their respective carrying amounts.

Brookfield Residential is providing the following financial information to assist you in your analysis of its business and operations. The unaudited pro forma combined condensed statement of operations assumes the transactions were effected on January 1, 2008. The unaudited pro forma combined condensed balance sheet gives effect to the transactions as if they had occurred on December 31, 2010. BPO Residential’s financial data contained herein is prepared in accordance with U.S. GAAP and may differ materially from Brookfield Office Properties’ publicly disclosed information, which is prepared in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards.

BPO Residential’s financial data contained herein represent a carve out of the residential development operations from the consolidated financial statements of Brookfield Office Properties and required management to make estimates and assumptions that affect carrying amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

Please read this information together with the historical financial statements and related notes of BPO Residential and Brookfield Homes included or incorporated by reference in this prospectus.

The pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of BPO Residential and Brookfield Homes.

The unaudited pro forma combined condensed financial information is provided for illustrative purposes only. The unaudited pro forma combined condensed financial statements do not reflect the effect of asset dispositions, if any, that may be required by order of regulatory authorities, restructuring charges that will be incurred to fully integrate and operate the combined organization more efficiently, or anticipated synergies resulting from the transactions. Because the plans for these activities have not yet been finalized, it is not possible to reasonably quantify the cost or impact of such activities. This unaudited pro forma combined condensed financial information is not necessarily indicative of the results of operations or financial position that would have been achieved if the businesses had been combined for the periods presented, or the results of operations or financial position that Brookfield Residential will experience after the transactions are completed.

Following the completion of the transactions on March 31, 2011, the business of Brookfield Homes and BPO Residential is now being continued by Brookfield Residential and its wholly-owned subsidiaries.

All financial data in these pro forma financial statements is prepared in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

BROOKFIELD RESIDENTIAL

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

DECEMBER 31, 2010

	Brookfield Homes Corporation	BPO Residential	Reclassification Adjustments(a)	Pro Forma Adjustment		Brookfield Residential Pro Forma Combined
	(All dollar amounts are in thousands of U.S. dollars)
	ASSETS
Housing and land inventory	$801,409	$1,392,538	$—	$—		$2,193,947
Investments in unconsolidated entities	124,369	12,834	—	—		137,203
Receivables and other assets	24,826	—	193,146	—		217,972
Receivables	—	139,425	(139,425)	—		—
Other assets	—	34,721	(34,721)	—		—
Due from affiliates	—	19,000	(19,000)	—		—
Deferred income taxes	32,631	42,594	—	(70,729	)(f)	4,496
Restricted cash	7,366	—	—	—		7,366
Cash	—	4,345	—	—		4,345

	$990,601	$1,645,457	$—	$(70,729)		$2,565,329

	LIABILITIES AND EQUITY
Project specific debt and other financings	$331,794	$—	$693,545	$280,817	(b)	$1,306,156
Secured debt	—	67,819	(67,819)	—		—
Bank indebtedness	—	421,686	(421,686)	—		—
Due to affiliates	—	204,040	(204,040)	—		—
Accounts payable and other liabilities	135,264	153,192	—	400	(c)	288,856
Other interests in consolidated subsidiaries	42,461	—	—	—		42,461
Total equity	481,082	798,720	—	(280,817	)(b)	927,856
				(400	)(c)
				(70,729	)(f)

	$990,601	$1,645,457	$—	$(70,729)		$2,565,329

See Notes to Unaudited Pro Forma Financial Statements

BROOKFIELD RESIDENTIAL

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

	Brookfield Homes Corporation	BPO Residential	Reclassification Adjustments(a)	Pro Forma Adjustment	Brookfield Residential Pro Forma Combined
	(All dollar amounts are in thousands of U.S. dollars, except per share amounts)
Revenue
Housing	$292,095	$307,257	$—	$—	$599,352
Land	46,771	308,051	—	—	354,822
Interest and other	—	17,056	(17,056)	—	—

	338,866	632,364	(17,056)	—	954,174
Direct Cost of Sales
Housing	(243,301)	(251,617)	—	—	(494,918)
Land	(40,686)	(160,481)	—	—	(201,167)

	54,879	220,266	(17,056)	—	258,089
Selling, general and administrative expense	(55,585)	(34,817)	—	—	(90,402)
Equity in earnings from unconsolidated entities	(192)	(69)	—	—	(261)
Other income/(expense)	8,055	—	13,949	—	22,004
Depreciation	—	(3,107)	3,107	—	—

(Loss)/income before income taxes	7,157	182,273	—	—	189,430
Income tax expense	(3,706)	(54,709)	—	—	(58,415)

Net (loss)/income	3,451	127,564	—	—	131,015
Net loss attributable to noncontrolling interests	(976)	(488)	—	—	(1,464)

Net income to Brookfield Residential	$4,427	$128,052	$—	$—	$129,551

(Loss)/Earnings Per Share attributable to Brookfield Residential Common Shareholders
Basic(d)	$(0.54)	n/a	n/a		$1.28
Diluted(d)	$(0.54)	n/a	n/a		$1.27
Weighted Average Common Shares Outstanding

(in thousands)
Basic(d)	29,087	n/a	n/a		101,300
Diluted(d)	29,087	n/a	n/a		102,120

See Notes to Unaudited Pro Forma Financial Statements

BROOKFIELD RESIDENTIAL

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Brookfield Homes Corporation	BPO Residential	Reclassification Adjustments(a)	Pro Forma Adjustment	Brookfield Residential Pro Forma Combined
	(All dollar amounts are in thousands of U.S. dollars, except per share amounts)
Revenue
Housing	$339,625	$150,937	$—	$—	$490,562
Land	36,355	227,187	—	—	263,542
Interest and other	—	5,862	(5,862)	—	—

	375,980	383,986	(5,862)	—	754,104
Direct Cost of Sales
Housing	(294,493)	(131,387)	—	—	(425,880)
Land	(59,308)	(118,274)	—	—	(177,582)
Impairments of housing and land inventory and write-off of option deposits	(23,963)	(17,075)	—	—	(41,038)

	(1,784)	117,250	(5,862)	—	109,604
Selling, general and administrative expense	(52,339)	(27,031)	—	—	(79,370)
Equity in earnings from unconsolidated entities	1,331	1,309	—	—	2,640
Impairment of investments in unconsolidated entities	(12,995)	—	—	—	(12,995)
Other income/(expense)	13,191	—	3,258	—	16,449
Depreciation	—	(2,604)	2,604	—	—

(Loss)/income before income taxes	(52,596)	88,924	—	—	36,328
Income tax recovery/(expense)	20,134	(22,593)	—	—	(2,459)

Net income/(loss)	(32,462)	66,331	—	—	33,869
Net loss attributable to noncontrolling interests	4,753	818	—	—	5,571

Net (loss)/income to Brookfield Residential	$(27,709)	$67,149	$—	$—	$39,440

(Loss)/Earnings Per Share attributable to Brookfield Residential Common Shareholders
Basic(d)	$(1.54)	n/a	n/a		$0.39
Diluted(d)	$(1.54)	n/a	n/a		$0.39
Weighted Average Common Shares Outstanding

(in thousands)
Basic(d)	26,838	n/a	n/a		101,300
Diluted(d)	26,838	n/a	n/a		101,874

See Notes to Unaudited Pro Forma Financial Statements

BROOKFIELD RESIDENTIAL

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

	Brookfield Homes Corporation	BPO Residential	Reclassification Adjustments(a)	Pro Forma Adjustment	Brookfield Residential Pro Forma Combined
	(All dollar amounts are in thousands of U.S. dollars, except per share amounts)
Revenue
Housing	$415,311	$222,997	$—	$—	$638,308
Land	33,692	354,729	—	—	388,421
Interest and other	—	10,696	(10,696)	—	—

	449,003	588,422	(10,696)	—	1,026,729
Direct Cost of Sales
Housing	(363,038)	(180,012)	—	—	(543,050)
Land	(53,057)	(142,686)	—	—	(195,743)
Impairments of housing and land inventory and write-off of option deposits	(115,124)	(3,300)	—	—	(118,424)

	(82,216)	262,424	(10,696)	—	169,512
Selling, general and administrative expense	(69,498)	(36,632)	—	—	(106,130)
Equity in earnings from unconsolidated entities	3,302	1,229	—	—	4,531
Impairment of investments in unconsolidated entities	(37,863)	—	—	—	(37,863)
Other income/(expense)	(17,823)	—	8,435	—	(9,388)
Depreciation	—	(2,261)	2,261	—	—

(Loss)/income before income taxes	(204,098)	224,760	—	—	20,662
Income tax recovery/(expense)	70,861	(62,752)	—	—	8,109

Net (loss)/income	(133,237)	162,008	—	—	28,771
Net loss attributable to noncontrolling interests	17,622	303	—	—	17,925

Net (loss)/income to Brookfield Residential	$(115,615)	$162,311	$—	$—	$46,696

(Loss)/Earnings Per Share attributable to Brookfield Residential Common Shareholders
Basic(d)	$(4.33)	n/a	n/a		$0.46
Diluted(d)	$(4.33)	n/a	n/a		$0.46
Weighted Average Common Shares Outstanding

(in thousands)
Basic(d)	26,688	n/a	n/a		101,300
Diluted(d)	26,688	n/a	n/a		101,392

See Notes to Unaudited Pro Forma Financial Statements

BROOKFIELD RESIDENTIAL

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) Reclassification on the Pro Forma Combined Condensed Balance Sheet and Pro Forma Combined Statements of Operations

Certain financial statement line items included in BPO Residential’s historical presentation have been reclassified to corresponding line items as included in Brookfield Homes’ historical presentation.

(b) Promissory Notes

The pro forma adjustments include the addition of $280.8 million of project specific and other financings. Pursuant to the terms and conditions of the merger and contribution agreement, BPO Residential and a $200 million note receivable will be contributed by Brookfield Office Properties in exchange for an aggregate of CDN$480.0 million of promissory notes and 51.5 million shares of Brookfield Residential common stock. The promissory notes are unsecured obligations divided into two tranches, a CDN$265.0 million senior note and a CDN$215.0 million junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and is payable in full on December 31, 2015 with CDN$50.0 million being paid on account of principal on the last business day of 2012, 2013 and 2014, with the balance of CDN$115.0 million paid on December 31, 2015. The CDN$215.0 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020. In accordance with Brookfield Residential’s accounting policy, Brookfield Residential will capitalize the interest on the promissory notes to its housing and land investments.

(c) Brookfield Homes Transaction Costs

Brookfield Homes expects to incur fees and other expenses related to the transactions of approximately $2.0 million, including financial advisory fees, legal and accounting fees, filing fees, proxy soliciting fees and regulatory fees. As of December 31, 2010, $1.6 million had been incurred or accrued in the Brookfield Homes financial statements. The additional estimated expenses of Brookfield Homes of $0.4 million are reflected in the pro forma balance sheet as at December 31, 2010 as an increase to accounts payable and other liabilities and a charge to retained earnings.

(d) Earnings per Share attributable to Brookfield Residential Common Shareholders

The unaudited pro forma earnings per share attributable to Brookfield Residential common shareholders is calculated based on the assumed conversion of Brookfield Residential’s holdings of Brookfield Homes 8% convertible preferred stock to common stock prior to the merger, exchange of all outstanding Brookfield Homes common stock for Brookfield Residential common stock using a conversion factor of 0.764900530 and the exchange of 51.5 million shares of Brookfield Residential common stock for the contribution of BPO Residential. Brookfield Homes 8% convertible preferred stock is convertible into shares of Brookfield Homes common stock at a conversion rate of 3.571428571 shares of common stock per share of convertible preferred stock, which is equivalent to a conversion price of $7.00 per share, subject to future adjustment. Basic and diluted earnings per

BROOKFIELD RESIDENTIAL

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS —

(Continued)

share attributable to Brookfield Residential’s common shareholders for the years ended December 31, 2010, 2009 and 2008 were calculated as follows:

	Year Ended December 31
	2010	2009	2008
Numerator: (in thousands of U.S. dollars)
Income attributable to Brookfield Residential	$129,551	$39,440	$46,696
Less: Preferred stock dividends	(150)	(104)	—

Income attributable to common shareholders	$129,401	$39,336	$46,696

Denominator: (in thousands)
Basic average shares outstanding	101,300	101,300	101,300
Dilutive effect of stock options assumed to be exercised	820	574	92

Diluted average shares outstanding	102,120	101,874	101,392

Basic earnings per share	$1.28	$0.39	$0.46

Diluted earnings per share	$1.27	$0.39	$0.46

The basic average shares outstanding for the years ended December 31, 2010, 2009 and 2008 were calculated as follows:

In thousands
Brookfield Residential’s holdings of convertible preferred stock	9,922
Conversion factor	3.571428571

Brookfield Residential’s holdings converted to common stock	35,437
Brookfield Homes outstanding common stock	29,669

Brookfield Homes common stock after conversion of preferred stock	65,106
Conversion factor to Brookfield Residential	0.76490053

Brookfield Residential common shares	49,800
Contribution of BPO Residential	51,500

Brookfield Residential basic average shares outstanding	101,300

(e) Stock Options

Pursuant to the terms and conditions of the merger and contribution agreement, upon completion of the merger, the outstanding options and other awards under the Brookfield Homes stock plans will be exchanged for options or deferred share units under the Brookfield Residential stock plans exercisable or issuable upon the same terms and conditions as under the Brookfield Homes stock plans and the agreements relating thereto immediately prior to the completion of the merger, except that (1) upon the exercise or issuance of options, shares of Brookfield Residential common stock will be issuable in lieu of shares of Brookfield Homes common stock and (2) upon the redemption of the deferred share units, the value of the units will be based on the value of Brookfield Residential common stock. Appropriate adjustments will be made in the number of shares of Brookfield Residential common stock issuable upon the exercise of options after the completion of the merger and the exercise price of each option to preserve the economic value immediately prior to the transactions and to reflect the impact of the transactions. Appropriate adjustments also will be made in the number of units allocated to a participant under the Brookfield Residential Deferred Share Unit Plan to reflect the impact of the transactions. It is intended that new at-the-money options of Brookfield Residential will be granted with a value approximately equivalent to the Black-Scholes value of any

BROOKFIELD RESIDENTIAL

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS —

(Continued)

out-of-the-money options of Brookfield Homes being replaced. In accordance with the terms of the Brookfield Homes Deferred Share Unit Plan, Brookfield Homes directors who hold deferred share units may elect, as a result of their separation from service, to receive either cash or to replace their Brookfield Homes deferred share units with Brookfield Residential deferred shares units as described above.

(f) Under the more likely than not standard in Accounting Standards Codification Topic 740 “Income Taxes” and the weight of available evidence, Brookfield Homes determined that a valuation allowance was not necessary against its deferred tax asset based on an assessment of recent years’ profitability and losses, adjusted to reflect the effects of changes to Brookfield Homes’ capital structure that have resulted in a significant reduction in the amount of interest-bearing debt; Brookfield Homes’ expectation of profits based on margins and volumes expected to be realized and including the effects of reduced interest expense due to the reduction in the amount of interest-bearing debt; the long period of 10 to 20 years or more in all significant operating jurisdictions before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. BPO Residential’s assessment of its need for a valuation allowance on its deferred tax asset was within the framework as a wholly owned subsidiary of a large and profitable commercial office property company.

Brookfield Residential is required on the consummation of the merger to review its ability as a combined entity to realize its deferred tax asset. In determining the need for a valuation allowance, the following significant factors as a combined entity were assessed: recent years’ profitability and losses when reviewed on a combined basis; its forecasts or expectation of profits based on margins and volumes expected to be realized, the duration in all significant operating jurisdictions before the expiry of net operating losses and the reversal of existing temporary differences.

This assessment of recent year’s losses on a combined basis and the resulting three-year cumulative loss of the combined company together with the continued uncertainty in the U.S. housing market is evidence of the need for a valuation allowance against its net U.S. deferred tax asset for the combined company. As a result, the pro forma adjustments include a valuation allowance of $70.7 million against its U.S. deferred tax assets. The valuation allowance arose on the completion of the merger and contribution transactions on March 31, 2011.

Brookfield Residential will be permitted to carry forward tax losses for 20 years and apply such tax losses against future years’ taxable income to reduce federal taxes otherwise payable. In addition, the Company will be able to reverse its previously recognized valuation allowance in any future period where a valuation allowance against its deferred tax asset is no longer deemed necessary. The Company will continue to review its deferred tax assets in future reporting periods.

(g) Inter-Entity Transactions

There were no inter-entity transactions during any period, and consequently, no pro forma adjustments were required to prepare the pro-forma statements of operations or the pro forma balance sheet.

(h) Carrying Amount Adjustments

There were no differences in any period between the carrying amounts of the net assets and liabilities in the books of Brookfield Homes or BPO Residential compared to the carrying amounts of those same net assets in the books of Brookfield Asset Management. Consequently, no pro forma adjustments were required to be made.